Exhibit 99.2
CURALEAF HOLDINGS, INC.
Consolidated Financial Statements
As of and for the Years Ended
December 31, 2023 and 2022
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Curaleaf Holdings, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2024, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of inventory

As described in Notes 3 and 8, to the consolidated financial statements, the Company’s inventory, net at December 31, 2023, was $215.9 million and consists of cannabis and non-cannabis raw materials, work-in-process and finished goods. Inventory is valued at cost and subsequently at the lower of cost and net realizable value. Significant inputs and assumptions including allocation of production and overhead costs to units produced. In addition, the Company records a provision for aged, obsolete, or unsellable inventory, which can involve a high degree of judgment. The Company periodically reviews its inventory and identifies which is aged, obsolete, or unsellable by considering factors such as inventory levels, expected product life and forecasted sales demand.

The valuation of inventory was identified as a critical audit matter because of the significant assumptions management makes with regards to its valuation of inventory and the increased extent of effort required performing audit procedures to evaluate the reasonableness of management’s assumptions and estimates.

The primary procedures we performed to address this critical audit matter included:

•Performed an observation of the Company’s physical inventory count, including independent test counts thereon.

•Obtained an understanding of and evaluated the design of the internal controls over management’s valuation of inventory including the allocation of production and overhead costs to inventories.
•Obtained an understanding of management’s policy for setting standard costs including yield and lifecycle assumptions and evaluated the reasonableness of the significant assumptions by testing inventory costs based on historical production and third-party purchases.
•Evaluated the appropriateness of management’s methodologies used, as well as the significant assumptions and inputs, in developing their assessment of net realizable value and their estimated reserve for slow-moving or excess inventory by comparing significant assumptions used by management to historical information, independent calculations, current selling prices and current costs, and evidence obtained in other areas of the audit.
•Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.

Evaluation of the impairment analysis for goodwill and intangible assets

As described in Note 12 to the financial statements, the carrying values of the Company’s goodwill and intangible assets, net of accumulated amortization, was $626.6 million and $1,172.4 million, respectively, as of December 31, 2023. The Company performs impairment testing on an annual basis or whenever there is a triggering event. Impairment charges are determined by comparing the fair value of the reporting unit to its carrying value.

The Company recognized an impairment charge in the amount of $58.5 million, allocated $50.7 million to goodwill and $7.8 million to intangible assets during the year ended December 31, 2023. We identified the evaluation of goodwill and intangible asset impairment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the fair value estimates, which required the use of professionals with specialized skills and knowledge. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the fair value and the Company’s assessment of impairment.

The primary procedures we performed to address this critical audit matter included:

•Obtained an understanding of and evaluated the design of the internal control related to management’s process as it relates to the impairment of goodwill and intangible assets.
•Confirmed the appropriateness of the reporting units evaluated in performing management’s impairment analysis.
•Evaluated the impairment analysis performed by a third party retained by management to assist with the Company’s impairment assessments.
•Evaluated the credentials of the third-party valuation firm to determine whether the personnel had the appropriate experience and expertise to perform the impairment analysis.
•Evaluated the Company’s forecasted sales growth rates and margins and compared the growth assumptions to the Company’s historical performance and to relevant market data.
•With the assistance of our firm valuation specialists, we tested the appropriateness of the judgments and assumptions used by management in conducting its impairment analysis, including:
i.Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.
ii.Evaluated the appropriateness of the valuation methodologies used, as well as the reasonableness of significant assumptions and inputs used, including anticipated future cash flows, discount rates, market multiples, risk-free rate, and the weighted-average cost of capital.
iii.Performed sensitivity analyses to evaluate the changes in the fair value of the reporting units that we deemed to be at risk of impairment.
iv.Compared significant assumptions used by management to historical results of operations, industry and market data, and other evidence obtained in the performance of the audit.

•Assessed the adequacy of the disclosures related to goodwill and intangible assets in the consolidated financial statements.

We have served as the Company’s auditor since 2022.
/s/ PKF O’Connor Davies, LLP

New York, New York

March 6, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.
Opinion on Internal Control Over Financial Reporting

We have audited Curaleaf Holdings, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and our report dated March 6, 2024, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PKF O’Connor Davies, LLP
New York, New York
March 6, 2024

Curaleaf Holdings, Inc.
Consolidated Balance Sheets
(in thousands)

	Note	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash, cash equivalents and restricted cash		$91,818	$163,177
Accounts receivable, net of allowance for credit losses of $6,717 and $4,042, respectively	7	55,660	45,179
Inventories, net	8	215,913	234,782
Assets held for sale	5	17,795	180,452
Prepaid expenses and other current assets		30,397	28,835
Current portion of note receivable	9	7,020	—
Total current assets		418,603	652,425
Deferred tax asset	21	419	1,564
Property, plant and equipment, net	10	571,627	595,846
Right-of-use assets, finance lease, net	11	143,203	156,586
Right-of-use assets, operating lease, net	11	118,435	118,155
Intangible assets, net	12	1,172,445	1,213,303
Goodwill	12	626,628	625,129
Investments		2,477	2,797
Income tax receivable		30,168	33,296
Other assets	4,21	12,571	15,459
Total assets		$3,096,576	$3,414,560

Liabilities, Temporary equity and Shareholders’ equity
Current liabilities:
Accounts payable	26	$79,319	$80,789
Accrued expenses	13	101,311	103,311
Income tax payable	21	198,056	149,569
Lease liabilities, finance lease - current	11	9,428	8,340
Lease liabilities, operating lease - current	11	15,993	17,001
Notes payable - current	14,25	39,478	51,882
Contingent consideration liability - current	4,26	11,901	18,538
Liabilities held for sale	5	9,173	36,529
Deferred consideration liability - current	4	22,342	24,446
Financial obligation - current	11	5,777	4,740
Other current liabilities		1,256	1,723
Total current liabilities		494,034	496,868
Deferred tax liability	21	297,185	308,974
Notes payable, net	14,25	548,289	570,788
Lease liabilities, finance lease	11	159,961	167,411
Lease liabilities, operating lease	11	110,398	113,307
Uncertain tax position		79,142	94,516
Contingent consideration liability	4,26	4,724	10,572
Deferred consideration liability	4	21,310	36,854
Financial obligation	11	208,895	214,139
Other long-term liability		1,346	313
Total liabilities		1,925,284	2,013,742

Commitment and contingencies	24

Temporary equity:
Redeemable non-controlling interest contingency	16	120,650	121,113

Shareholders’ equity:
Additional paid-in capital		2,204,318	2,163,061
Treasury shares	15	(1,050)	(5,208)
Accumulated other comprehensive loss		(11,875)	(18,594)
Accumulated deficit		(1,140,751)	(859,554)
Total shareholders’ equity		1,050,642	1,279,705
Total liabilities, temporary equity and shareholders’ equity		$3,096,576	$3,414,560
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

		Year ended December 31,
	Note	2023	2022
Revenues, net:	20
Retail and wholesale revenues		$1,340,778	$1,270,578
Management fee income		5,854	4,842
Total revenues, net		1,346,632	1,275,420
Cost of goods sold		732,183	649,001
Gross profit		614,449	626,419
Operating expenses:
Selling, general and administrative	18	414,773	419,880
Share-based compensation	17	20,010	28,017
Depreciation and amortization	10,11,12	136,783	113,534
Total operating expenses		571,566	561,431
Income from operations		42,883	64,988
Other income (expense):
Interest income		23	136
Interest expense	14	(57,966)	(55,201)
Interest expense related to lease liabilities and financial obligations	11	(42,416)	(33,641)
Loss on impairment	10,11,12	(67,076)	(82,615)
Other income, net	19	186	19,845
Total other expense, net		(167,249)	(151,476)
Loss before provision for income taxes		(124,366)	(86,488)
Provision for income taxes	21	(114,589)	(178,822)
Net loss from continuing operations		(238,955)	(265,310)
Net loss from discontinued operations	6	(51,382)	(111,622)
Net loss		(290,337)	(376,932)
Less: Net loss attributable to non-controlling interest		(9,140)	(6,833)
Net loss attributable to Curaleaf Holdings, Inc.		$(281,197)	$(370,099)

Per share – basic and diluted:	22
Loss per share from continuing operations, net of loss attributable to non-controlling interest		$(0.32)	$(0.36)
Loss per share from discontinued operations		(0.07)	(0.16)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted		$(0.39)	$(0.52)
Weighted average common shares outstanding – basic and diluted	22	724,124,894	711,159,444
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year ended December 31,
	2023	2022
Net loss from continuing operations	$(238,955)	$(265,310)
Foreign currency translation gain (loss)	11,230	(17,432)
Total comprehensive loss from continuing operations	(227,725)	(282,742)
Total comprehensive loss from discontinued operations, net of tax	(51,382)	(111,622)
Total comprehensive loss	(279,107)	(394,364)
Less: Comprehensive loss attributable to non-controlling interest	(4,629)	(12,415)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(274,478)	$(381,949)
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Temporary Equity and Shareholders’ Equity
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2021		$118,972	614,369,729	93,970,705	$2,047,531	$(5,208)	$(6,744)	$(489,455)	$1,546,124
Issuance of shares in connection with acquisitions		—	7,392,857	—	35,671	—	—	—	35,671
Acquisition related deferred equity consideration		—	—	—	59,289	—	—	—	59,289
Acquisition escrow shares returned and retired		—	(980,098)	—	(10,370)	—	—	—	(10,370)
Initial non-controlling interest - Four20 Pharma		14,556	—	—	—	—	—	—	—
Foreign currency exchange variance		(5,582)	—	—	—	—	(11,850)	—	(11,850)
Exercise of stock options		—	1,269,953	—	524	—	—	—	524
Issuance of SVS for settlement of RSUs		—	1,315,176	—	(1,336)	—	—	—	(1,336)
Reclassifications	2	—	—	—	3,735	—	—	—	3,735
Share-based compensation		—	152,508	—	28,017	—	—	—	28,017
Net Loss		(6,833)	—	—	—	—	—	(370,099)	(370,099)
Balances as of December 31, 2022		121,113	623,520,125	93,970,705	2,163,061	(5,208)	(18,594)	(859,554)	1,279,705
Issuance of shares in connection with acquisitions		—	12,329,002	—	17,375	—	—	—	17,375
Issuance of shares in connection with public offering		—	2,700,000	—	11,497	—	—	—	11,497
SVS contributed to Curaleaf, Inc. in connection with the Reorganization	2,15	—	(254,315)	—	—	(1,050)	—	—	(1,050)
Acquisition escrow shares returned and retired		—	(350,794)	—	(2,465)	—	—	—	(2,465)
Contribution from non-controlling interest		4,166	—	—	—	—	—	—	—
Foreign currency exchange variance		4,511	—	—	—	—	6,719	—	6,719
Exercise of stock options		—	211,775	—	48	—	—	—	48
Issuance of SVS for settlement of RSUs		—	1,601,305	—	—	—	—	—	—
Reclassifications	2	—	—	—	(5,208)	5,208	—	—	—
Share-based compensation		—	—	—	20,010	—	—	—	20,010
Net Loss		(9,140)	—	—	—	—	—	(281,197)	(281,197)
Balances as of December 31, 2023		$120,650	639,757,098	93,970,705	$2,204,318	$(1,050)	$(11,875)	$(1,140,751)	$1,050,642

*as defined herein
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss from continuing operations	$(238,955)	$(265,310)
Adjustments to reconcile net loss to net cash provided by operating activities from continuing operations:
Depreciation and amortization	195,880	155,978
Share-based compensation	20,010	28,017
Non-cash interest expense	14,402	11,609
Amortization of operating lease right-of-use assets	16,034	9,663
Loss on impairment	67,076	82,615
Gain on modification and extinguishment of debt	(2,065)	(205)
Loss on disposal of assets	8,541	548
Gain on investment	(2,073)	(21,952)
Non-cash adjustments to inventory	13,208	12,721
Allowance for credit losses	2,050	3,118
Deferred taxes	(29,900)	(15,121)
Other non-cash expenses	(5,010)	—
Payment of contingent consideration liability in excess of acquisition-date fair value	(2,095)	—
Changes in assets and liabilities:
Accounts receivable, net	(12,221)	(3,329)
Inventories, net	9,851	(16,103)
Prepaid expenses and other current assets	(4,048)	(10,905)
Income tax receivable	12,331	(16,891)
Assets held for sale	3,959	—
Other assets	4,546	4,267
Accounts payable	2,230	50,094
Income tax payable	47,986	7,814
Operating leases	(16,536)	(5,309)
Accrued expenses	(13,957)	56,403
Net cash provided by operating activities from continuing operations	91,244	67,722
Net cash used in operating activities from discontinued operations	(15,983)	(21,319)
Net cash provided by operating activities	75,261	46,403

Cash flows from investing activities:
Purchases of property, plant and equipment, net of proceeds from disposals	(65,446)	(134,643)
Proceeds from sale of entities	—	10,987
Proceeds from consolidation of acquisitions	—	29,894
Purchases of intangibles	(4,857)	—
Acquisition related cash payments	(3,630)	(119,205)
Payments received on notes receivable	—	2,315
Issuance of notes receivable to third party	(7,020)	—
Dividend received	—	468
Net cash used in investing activities from continuing operations	(80,953)	(210,184)
Net cash provided by (used in) investing activities from discontinued operations	2,266	(9,696)
Net cash used in investing activities	(78,687)	(219,880)

Cash flows from financing activities:
Proceeds from issuance of notes payable	8,612	—
Minority interest investment in Curaleaf International	4,166	—
Proceeds from finance leases and financial obligations	243	65,241

Principal payments on finance lease liabilities	(8,474)	(5,586)
Principal payments on notes payable	(47,213)	(198)
Principal payments on financial obligations	(4,551)	(3,089)
Remittances of statutory withholdings on share-based payment awards	—	(4,999)
Exercise of stock options	48	524
Forfeiture of restricted stock units	—	(1,336)
Payments of deferred consideration	(27,358)	—
Payments of contingent consideration	(3,964)	(8,744)
Issuance of common shares, net of issuance costs	11,497	—
Net cash (used in) provided by financing activities from continuing operations	(66,994)	41,813
Net cash used in financing activities from discontinued operations	(23)	(19)
Net cash (used in) provided by financing activities	(67,017)	41,794

Net decrease in cash, cash equivalents and restricted cash	(70,443)	(131,683)
Cash, cash equivalents and restricted cash beginning balance	163,177	299,329
Effect of exchange rate on cash, cash equivalents and restricted cash	(916)	(4,469)
Cash, cash equivalents and restricted cash ending balance	$91,818	$163,177

Non-cash investing & financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$2,262	$9,212
Issuance of shares in connection with acquisitions	11,445	35,671
SVS contributed to Curaleaf, Inc. in connection with the Reorganization	1,050	—
Settlement of contingent liability through issuance of shares	5,930	—
Non-cash additions to finance and operating right-of-use assets	1,362	5,393
Issuance of notes in connection with acquisitions	—	145,433
Contingent consideration incurred in connection with acquisitions	—	13,852
Deferred consideration incurred in connection with acquisitions	12,553	118,018
Purchase price allocation adjustments	—	1,558
Held-for-sale reclassifications	4,792	15,261
Redeemable non-controlling interest	—	14,026

Supplemental disclosure of cash flow information:
Cash paid for taxes	$100,011	$155,954
Cash paid for interest	97,936	78,828
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(in thousands, except for gram, share and per share amounts)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the accompanying audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 (the “Consolidated Financial Statements”) is given as at December 31, 2023, and references to the “Company”, “Curaleaf” or “Group” refer to Curaleaf Holdings, Inc., its wholly-owned subsidiaries and majority-owned subsidiaries as well as legal entities in which it, directly or indirectly, holds a controlling financial interest.
Note 1 — Operations of the company
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets in the United States (“U.S.”). Internationally, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the United Kingdom (“U.K.”) and Germany, licensed medical cannabis distribution in the U.K., Germany and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the supply of medical cannabis directly to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across Europe, including into Italy and Germany.
Formerly known as Lead Ventures, Inc., the Company was incorporated under the laws of British Columbia, Canada on November 13, 2014. On October 25, 2018, the Company completed a reverse takeover transaction and completed a related private placement, which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.
On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”). In connection with the TSX Listing, the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The accompanying audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 (the “Consolidated Financial Statements”) were prepared using U.S. Generally Accepted Accounting Principles (“GAAP”). The significant accounting policies described in Note 3 — Significant accounting policies are in accordance with GAAP and have been applied consistently to all periods presented.
Certain previously reported amounts have been reclassified between line items to conform to the current period presentation.
Functional and presentation currency
The Consolidated Financial Statements are presented in the U.S. dollar (“USD”), which is the reporting currency of the Company. The functional currency of the Company and Curaleaf, Inc. and its subsidiaries is the USD, and the functional currencies of the Company’s international subsidiaries’ include the Sterling Pound, the Euro, the Swiss Franc and the Swedish Krona. The financial accounts of the Company’s international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of equity. Transactional exchange gains and losses are included in Other income (expense), net.

Basis of measurement
The Consolidated Financial Statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.
Basis of consolidation
The Consolidated Financial Statements include all the accounts of the Company, its wholly-owned subsidiaries and majority-owned subsidiaries as well as legal entities in which it, directly or indirectly, holds a controlling financial interest, through management service agreements or other financing arrangements. See Note 3 — Significant accounting policies and Note 27 — Variable interest entities for further detail. All intercompany balances and transactions have been eliminated in consolidation.
Included in the Consolidated Financial Statements are the following wholly-owned and majority-owned subsidiaries of the Company as well as entities over which the Company held a controlling financial interest as of December 31, 2023 and 2022:

		2023	2022
Business name	Operations Location	Ownership %(1)
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
Curaleaf, Inc.	NY	—	100%

(1) Based on % of voting interests held by the Company.
Change in ownership
The Company previously had a 100% investment in a wholly-owned subsidiary, Curaleaf Inc., via its ownership of all of the shares of common stock of Curaleaf, Inc. In connection with the TSX Listing, the Company proceeded with the necessary internal reorganization (the “Reorganization”) of its U.S. operations, in order to meet the conditions set forth in the TSX conditional approval. Among other things, the capital structure of Curaleaf, Inc. was restructured in December 2023, such that it is now comprised of the following three classes of equity:
1. Class A Common Stock (voting, sole share)
2. Class B Common Stock (non-voting, 999 shares)
3. Class C Common Stock (voting, none issued)
Pursuant to such Reorganization, the 100 shares of common stock in Curaleaf, Inc. previously held by the Company was automatically exchanged for 999 shares of Class B Common Stock. The Class B Common Stock does not provide for voting rights but are exchangeable into shares of Class C Common Stock of Curaleaf, Inc., which is voting and participating, at any time. Concurrently with the Reorganization, Curaleaf, Inc. entered into a subscription agreement (the “Subscription Agreement”) with a third party investor not affiliated with the Company (the “Investor”), pursuant to which Curaleaf, Inc. issued the Investor one share of Class A Common Stock in consideration for 254,315 of the SVS then-owned by the Investor that had an aggregate market value of $1.1 million. Following completion of the Reorganization, the Company holds all of the issued and outstanding Class B Common Stock, representing 99.9% of the economic ownership of Curaleaf, Inc., on an as-converted basis, and the Investor holds all of the issued and outstanding Class A Common Stock of Curaleaf, Inc., representing 100% of the voting rights of Curaleaf, Inc.
As a result of the limited rights associated with the Class B Common Stock, concurrently with the Reorganization, the Company entered into a protection agreement with Curaleaf, Inc. (the “Protection Agreement”) providing for certain negative covenants in order to preserve the value of the Class B Common Stock held by the Company until such time as the Class B Common Stock is converted into Class C Common Stock by the Company, including among other things, prohibitions on Curaleaf, Inc.’s organizational documents amendments, changes to the authorized share capital of Curaleaf, Inc., changes to the board of directors of Curaleaf, Inc., material changes to the business conducted by Curaleaf, Inc. or the making of loans or capital expenditures above certain specified thresholds, the whole except with the prior written consent of the Company or as required by applicable laws. Concurrently with the Reorganization, the Company and the Investor, as shareholders of Curaleaf, Inc., entered into a shareholders agreement with respect to Curaleaf, Inc. (the “Shareholders’ Agreement”), to establish, among other things, the rights and obligations arising out of or in connection with the ownership of the Class A Common Stock and the Class B Common Stock. Under the Shareholders’ Agreement, Curaleaf, Inc. holds a call right to repurchase all of the Class A Common Stock issued to the Investor at any time, and the Investor has the right to appoint a director to the Curaleaf, Inc.’s board of directors and a put right exercisable following the occurrence of certain stated events and after the five (5) year anniversary of the Shareholders’ Agreement subject to certain parameters to ensure the maintaining of the TSX Listing.
Please refer to the Section “Corporate Structure - TSX Listing and U.S. Reorganization” of the Annual Information Form for more information about the TSX Listing, the Reorganization and a description of the material terms of the Subscription Agreement, the Protection Agreement and the Shareholders' Agreement. The Annual Information Form as well as copies of the amended and restated articles of Curaleaf, Inc., the Shareholders Agreement and the Protection Agreement are available under the Company's profile on SEDAR+ and on EDGAR.
The terms and conditions set forth in the Protection Agreement and the Shareholders’ Agreement collectively resulted in the Company retaining a controlling financial interest in Curaleaf, Inc. As a result, the Consolidated Financial Statements continue to include all the accounts of Curaleaf, Inc. and its wholly-owned subsidiaries as well as the legal entities in which Curaleaf, Inc., directly or indirectly, holds a controlling financial interest.

The following table presents the wholly-owned subsidiaries of Curaleaf, Inc. as well as the entities in which Curaleaf, Inc., directly or indirectly, held a controlling financial interest as of December 31, 2023 and 2022:

		2023	2022
Business name	Operations Location	Ownership %(1)
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf DH, Inc.	CA	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	AL	100%	100%
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	100%	—
Windy City Holding Company, LLC*	IL	—	—
Grassroots OpCo AR, LLC*	AR	—	—
Remedy Compassion Center, Inc*	ME	—	—
Broad Horizon Holdings, LLC*	MA	—	—

(1) Based on % of voting interests held by Curaleaf, Inc. with the exception of the entities which Curaleaf, Inc. consolidates as variable interest entities.

* Consolidated by Curaleaf, Inc. as a variable interest entity.
Non-controlling interests (“NCI”)
Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the difference between the carrying value and fair value of the retained interest recorded as a gain or loss.
Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders’ equity in the consolidated balance sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at the end of the reporting period.
Note 3 — Significant accounting policies
Cash, cash equivalents and restricted cash
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts the balances of which, at times, may exceed federally insured limits. As of December 31, 2023, the Company had a restricted cash balance of $8.6 million, related to full collateralization of the Company’s borrowings under its asset-based revolving credit facility and standby letter of credit with East West Bank (“EWB”). See Note 14 — Notes payable for further details.
Accounts receivable, net
The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable and notes receivable based on historical collection data and specific risks identified among uncollected accounts, as well as management’s expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the Company’s receivables and the expected future losses. If current or expected future economic trends, events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible.
Inventories, net
Inventories, including packaging and supplies, are stated at lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell. Packaging and supplies are initially valued at cost. The Company values its inventories at standard cost, which approximates weighted average cost. The direct and indirect costs of inventories include materials, labor and depreciation expense on equipment involved in trimming and packaging. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded within Cost of goods sold on the Consolidated Statements of Operations at the time the inventoried product is sold. The Company reviews its inventories for obsolete, redundant and slow moving goods, and any such inventories are written down to NRV, which is recorded within Cost of goods sold on the Consolidated Statements of Operations.
Property, plant and equipment, net
Property, plant and equipment, net are stated at cost, net of accumulated depreciation and impairment losses, if any. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the property, plant and equipment to its salvage value as follows:

Estimated useful life
Information technology	3-5 years
Furniture and fixtures	3-7 years
Building and improvements	15-39 years
Leasehold improvements	Shorter of useful life or remaining lease term
Property, plant and equipment held for sale are recorded at estimated fair value less costs to sell and depreciation is ceased.
The Company reviews the residual values, useful lives and depreciation methods of its property, plant and equipment at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. Construction in progress is measured at cost and upon completion reclassified to one of the Company’s four classes of property, plant and equipment as noted in the above table, depending on the nature of the associated assets. Depreciation commences upon the property, plant and equipment becoming available for its intended use. Subsequent expenditures on in-service property, plant and equipment are capitalized only if it is probable that the expenditure will provide future economic benefits to the Company beyond those initially expected. The Company recognizes leasehold improvements within Building and improvements in Note 10 — Property, plant and equipment, net.
Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of property, plant and equipment (calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment) is recognized in Other income (expense), net on the Consolidated Statements of Operations.
Intangible assets, net
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition, while intangible assets that are internally generated are recognized at cost. The useful life of an internally generated intangible asset is the shorter of 15 years or the term specified by an applicable law, regulation or contractual provision. Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Estimated useful life
Licenses and service agreements	5-30 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Non-compete agreements	1-15 years
The estimated useful lives, residual values and amortization methods are reviewed at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively.
Leases
The Company assesses contracts to assess whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company deems that contract a lease, or as containing an embedded lease, and evaluates whether the lease arrangement is an operating or a finance lease at inception. For lease arrangements with an initial term in excess of 12 months, the Company recognizes a lease liability equal to the present value of outstanding lease payments and a right-of-use (“ROU”) asset equal to the lease liability, subject to certain adjustments. For lease arrangements with an initial term of 12 months or less, the Company does not recognize a lease liability and ROU asset; instead, the Company recognizes the related lease payments as lease expense on a straight-line basis over the lease term. The Company uses its incremental borrowing rate to determine the present value of outstanding lease payments. The Company has elected to combine lease and non-lease components for all classes of its leased assets.
ROU assets are amortized on a straight-line basis over the earlier of the useful life of the ROU asset or the end of the lease term. On the Consolidated Statements of Operations, amortization of operating ROU assets is recognized as lease expense within Selling, general and administrative, and amortization of finance ROU assets is recognized within Depreciation and amortization on the Consolidated Statements of Operations. In addition, the Company recognizes interest expense on its finance lease liabilities using the effective interest method, within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
The terms of the lease arrangements at commencement are determined based on the noncancellable period for which the Company has the right to use the underlying leased assets, inclusive of any periods covered by an option:
•the Company is reasonably certain to exercise that would extend the lease,
•the Company is reasonably certain not to exercise that terminates the lease and
•to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor.
The Company considers a number of factors when evaluating whether the options in its lease arrangements are reasonably certain of exercise, including the location of the leased asset, the length of time before the options can be exercised, expected value of the leased assets at the end of the initial lease terms, relevance of the leased assets to the Company's operations and the cost of negotiating a new lease.
The Company has historically entered into transactions wherein the Company sold real estate property or equipment to a buyer and simultaneously leased back all, or a portion of, the same asset for all, or part of, the asset’s remaining economic life. Transactions such as these are evaluated to determine whether sale-leaseback accounting is required. If the Company determines that it has retained control of the property or equipment, the Company recognizes the financed leased asset within Property, plant and equipment, net, with a corresponding increase to Financial obligation on the Consolidated Balance Sheets. The Company uses the effective interest method to allocate lease cash payments between reduction of the financial obligation and recognition of interest expense within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment, ROU assets and definite lived intangible assets, whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or asset group, may not be recoverable. When the Company determines that the carrying value of its long-lived assets may not be recoverable, the long-lived assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets. If the carrying value of a long-lived asset, or asset group, exceeds its estimated future undiscounted cash flows, an impairment loss equal to the excess is recognized within Loss on impairment on the Consolidated Statements of Operations, during the period in which the impairment is identified.
Goodwill
Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.
Impairment of goodwill
Goodwill is not subject to amortization and is tested annually for impairment, as of October 1 of each year, or more frequently, if events or changes in circumstances indicate that it might be impaired. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the Company’s manner of use of the acquired assets or strategy for the overall business, a significant decrease in the market value of the acquired assets or significant negative industry or economic trends.
Goodwill is tested for impairment at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment and represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.
Goodwill is deemed to be impaired if the carrying value of a reporting unit, including allocated goodwill, exceeds its fair value (but not below zero), as determined using both an income and a market approach; an impairment loss equal to the excess is recognized within Loss on impairment on the Consolidated Statements of Operations, during the period in which the impairment is identified.
Change in reporting units
During the year ended December 31, 2023, the Company evaluated its existing reporting units in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, and determined that the individual components of its two operating segments, Domestic and International (as determined in accordance with ASC 280, Segment Reporting), were economically similar and aggregation of the individual components into two reporting units that align with the Company’s two operating segments is required. Prior to October 1, 2023, the Company identified 16 reporting units on a jurisdictional basis.

Deferred charges: notes payable
The Company’s deferred charges incurred in connection with the execution of new or modification of debt financing include deferred financing costs and debt discounts or debt premiums. Deferred charges are amortized to interest expense using the effective interest method.
Commitments and contingencies
The Company recognizes contingent liabilities when such contingencies are probable and reasonably estimable. Losses related to contingencies are typically recognized within Other income, net in the Consolidated Statements of Operations.
The Company recognizes legal costs for contingencies in the period in which the costs are incurred within Selling, general and administrative in the Consolidated Statements of Operations.
Income taxes
The Company’s Provision for income taxes is comprised of current and deferred taxes and is recognized in the Consolidated Statements of Operations, except to the extent that the income tax expense relates to a business combination, items recognized directly within Shareholders’ equity on the Consolidated Balance Sheets or items recognized directly within Total other expense, net on the Consolidated Statements of Operations. Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current taxes can also arise from dividends. Current tax assets and liabilities are offset only if certain criteria are met.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. Management reassesses the need for a valuation allowance at the end of each reporting period and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses; forecasts of future profitability and the duration of statutory carryforward periods.
The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. A change in the recognition or measurement of an unrealized tax benefit is reflected in the period during which the change occur.
As the Company operates in the cannabis industry, it is subject to the limitations of Section 280E of the Internal Revenue Code (“IRC”) (“Section 280E”), which prohibits the Company from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold).
Revenue recognition
Revenue is recognized by the Company in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), pursuant to which the Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
In order to recognize revenue under ASC 606, the Company applies the following five-step model:
i.Identify a customer along with a corresponding contract;
ii.Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
iii.Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
iv.Allocate the transaction price to the performance obligation(s) in the contract; and

v.Recognize revenue when or as the Company satisfies the performance obligation(s).
The majority of the Company’s performance obligations are satisfied at a point in time; either upon delivery and acceptance of the Company’s goods or services by the customer in its wholesale transactions or immediately upon transfer of the Company’s goods or services to the customer in its retail transactions. Revenues from the Company’s cannabis sales are recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transfer of the Company’s products to the customer or within a specified time period permitted under the Company’s credit policy.
Retail and Wholesale Revenue
The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.
Internationally, the Company also derives retail revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland and Germany.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers are recognized as a reduction of revenue at the time of sale. Those earned points are recognized as Accrued expenses on the Consolidated Balance Sheets, until redeemed, expired or forfeited. As of December 31, 2023 and 2022, the Company’s Accrued loyalty payable totaled $5.3 million and $8.2 million, respectively, and is recognized within Accrued expenses on the Consolidated Balance Sheets.
Management Fee Income
Management fee income primarily represents revenue related to management services agreements (“MSAs”) pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
Share-based compensation
The Company recognizes compensation expense for all share-based awards, including stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”), granted to its employees and directors at the fair value of the awards on the date of grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of stock options. The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate and dividend rate are determined by reference to the terms of the underlying instrument as well as the Company’s experience with similar instruments. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the stock options or units.
Share-based compensation is amortized on a straight-line basis over the requisite service period of the share-based awards, which is generally the vesting period, and recognized within Share-based compensation on the Consolidated Statements of Operations, with a corresponding increase to Total shareholders’ equity on the Consolidated Balance Sheets. The amount recognized as an expense is adjusted to reflect the number of share-based awards for which the related service conditions are expected to be met, such that the total share-based compensation ultimately recognized by the Company is based on the number of share-based awards that meet the related service conditions at the vesting date. The Company recognizes the impact of forfeitures to its share-based compensation as they occur.

Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”), as applicable. Basic EPS is calculated by dividing the profit or loss attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the profit or loss attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, is comprised of share-based awards and convertible debt. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and the if-converted method with respect to any outstanding convertible debt.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
Business combinations
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control. Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition related transaction costs are recognized as expenses in the period in which the costs are incurred. The excess of consideration transferred over the net assets acquired and liabilities assumed, is recognized as goodwill as of the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
The Company utilizes the guidance prescribed by ASC 805, which allows entities to use a screen test to determine if a transaction should be accounted for as a business combination or an asset acquisition. Under the optional screen test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 90% or above, the transaction is generally accounted for as an asset acquisition. In addition, if the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition.
Contingent consideration is measured at fair value at the date of acquisition and included as part of the consideration transferred in a business combination. Contingent consideration classified as a liability requires fair value remeasurement at the end of each reporting period, with adjustments to the fair value of the contingent liability recognized within Other income, net on the Consolidated Statements of Operations. Contingent consideration classified as equity is assessed at the end of each reporting period to determine whether equity classification remains appropriate.
Purchase price allocations may be preliminary and, during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Operating results associated with acquisitions are included in the consolidated financial statements from the date of acquisition.
Asset acquisitions
In accordance with ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, the Company defines asset acquisitions as those not pertaining to the acquisition of inputs, processes and outputs that constitute a business. The Company assigns carrying values to all the assets acquired and liabilities assumed in an asset acquisition based on their relative fair values.
Fair value of financial instruments
The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in its financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company elected to apply the beginning-of-period convention whereby all transfers into and out of Level 3 in the fair value hierarchy are deemed to have had occurred at the beginning of the reporting period. The Company does not reclassify its financial instruments within the fair value hierarchy subsequent to initial recognition, unless a change has occurred in its business model for managing financial instruments.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. See Note 27 — Variable interest entities for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. See Note 4 — Acquisitions for further detail.
Share-based compensation
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the stock option or units. In estimating fair value, management is required to make certain significant assumptions and estimates such as the expected life of stock options or units, volatility of the Company’s future share price, risk free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 17 — Share-based compensation for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350. In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the Company’s reporting units. In addition, determining the composition of the Company’s reporting units require significant management judgment. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. Developing these estimates require significant management judgment and are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information. See Note 21 — Income Taxes for further detail.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities, should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale for further detail.
Discontinued Operations
The Company classifies held for sale assets and liabilities as discontinued operations in accordance with ASC 205. A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as discontinued operations and/or held for sale. See Note 6 — Discontinued operations for further detail.
New, amended and future U.S. GAAP pronouncements
The Company has implemented all applicable U.S. GAAP standards recently issued by the Financial Accounting Standards Board (“FASB”). Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
New Accounting Guidance - Recently Adopted
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”). ASU 2022-03 clarified that a contractual restriction on the sale of an equity security is not considered part of the unit of account of an equity security. As a result, such restriction is not considered in measuring fair value of the equity security. ASU 2022-03 is effective for all other entities for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years, with early adoption permitted. The Company early adopted and applied ASU 2022-03, prospectively, as of the quarter ended September 30, 2023, noting no material impact to the Company’s Consolidated Financial Statements.
New Accounting Guidance - Recently Issued
In August 2023, the FASB issued ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, among other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. ASU 2023-05 is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments in ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB Codification with the SEC’s regulations. ASU 2023-06 is effective, for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses, providing the opportunity to expand the Company’s products into new markets, as well as other intangibles that do not qualify for separate recognition. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2023 Acquisitions
Deseret Wellness, LLC
On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition includes three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates. The Deseret acquisition was accounted for as a business combination.

The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Deseret as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$1,360
Prepaid expenses and other current assets	137
Inventories, net	807
Property, plant and equipment, net	1,692
Right-of-use assets	406
Other assets	57
Licenses	10,620
Trade name	890
Non-compete agreements	230
Goodwill	7,002
Deferred tax liabilities	(3,339)
Liabilities assumed	(5,242)
Net assets acquired	$14,620

Consideration paid in cash	$2,067
Deferred consideration classified as a liability	12,553
Total consideration	$14,620

Cash outflow, net of cash acquired	$707
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The Company incurred and expensed $0.3 million of transaction costs related to the acquisition of Deseret. Subsequent to the acquisition date, the Company recorded a measurement period adjustment to the purchase price allocation to remove the impact of inventory purchased by Deseret from Tryke (as defined herein) prior to being acquired by the Company. The measurement period adjustment reduced inventory and increased goodwill in the amount of $0.2 million. The acquisition remains subject to post-closing adjustments, and the Company is in the process of finalizing purchase price accounting.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2023. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2023, or of the future consolidated operating results. For the Deseret acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2023, was $13.7 million and $0.6 million, respectively.
Revenue and net income from the acquired Deseret dispensaries included in the Consolidated Statement of Operations for the year ended December 31, 2023, was $9.9 million and $0.6 million, respectively.
Clever Leaves’ Asset Acquisition
On July 5, 2023, Terra Verde LDA, a subsidiary of Curaleaf International Holdings Limited (“Curaleaf International”), acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal, for cash consideration, inclusive of direct transaction costs, of $2.7 million. The Clever Leaves acquisition strategically positioned the Company to begin expanding its cultivation capacity at Terra Verde to meet the expected growth across Europe, especially within the Company’s core markets: UK and Germany.
2022 Acquisitions
Bloom Dispensaries
On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition included four retail dispensaries located in the cities of

Phoenix, Tucson, Peoria and Sedona as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. The Bloom acquisition strengthened the Company’s production and retail sales capabilities in the Arizona market.
The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$18,821
Accounts receivable, net	804
Prepaid expenses and other current assets	381
Inventories, net	3,694
Property, plant and equipment, net	5,225
Right-of-use assets	14,265
Other assets	122
Licenses	174,770
Trade name	2,230
Non-compete agreements	1,260
Goodwill	60,680
Deferred tax liabilities	(42,713)
Liabilities assumed	(25,315)
Net assets acquired	$214,224

Consideration paid in cash, net of working capital adjustments	$68,791
Note payable	145,433
Total consideration	$214,224

Cash outflow, net of cash acquired	$49,970
The Company incurred and expensed transaction costs of approximately $0.4 million related to the acquisition of Bloom.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bloom acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Bloom acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2022, was $46.7 million and $31.2 million, respectively.
Revenue and net loss from the acquired Bloom dispensaries included in the Consolidated Statement of Operations for the year ended December 31, 2022, was $43.1 million and $31.8 million, respectively.
Sapphire Medical Clinics Limited
On January 31, 2022, Curaleaf International Limited, a subsidiary of Curaleaf International, completed the acquisition of 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a Care Quality Commission (CQC) registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the U.K. The acquisition of Sapphire Medical expanded the Company’s vertical integration of its business within the U.K.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$45
Accounts receivable, net	139
Prepaid expenses and other current assets	36
Other assets	40
Licenses	17,181
Deferred tax liabilities	(3,264)
Liabilities assumed	(5,417)
Net assets acquired	$8,760

Consideration paid in cash	$6,689
Contingent consideration payable	2,071
Total consideration	$8,760

Cash outflow, net of cash acquired	$6,644
The contingent consideration payable is related to an incremental earnout that may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script and active patient count milestones during 2022. As disclosed in the ‘Contingent Consideration’ section of this Note, in 2023, the Company settled the contingent consideration payable in full with a $4.1 million earnout payment to Sapphire.
The Company incurred and capitalized transaction costs of approximately $0.1 million related to the acquisition of Sapphire Medical.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Sapphire Medical acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Sapphire Medical acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2022, was $2.0 million and $1.6 million, respectively.
Revenue and net income from Sapphire Medical included in the Consolidated Statement of Operations for the year ended December 31, 2022, was $1.9 million and $0.4 million, respectively.
NRPC Management, LLC
On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”), a dispensary in Safford, Arizona, operates pursuant to a management services agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in Arizona. The acquisition of NRPC Management provided the Company with the opportunity to continue expanding its domestic operations. The Company subsequently relocated the NRPC license to a new dispensary in Scottsdale, Arizona.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Accounts receivable, net	$2
Inventories, net	185
Licenses	21,448
Deferred tax liabilities	(5,555)
Liabilities assumed	(3,318)
Net assets acquired	$12,762

Consideration paid in cash, net of working capital adjustments	$9,927
Equity consideration	835
Deferred consideration classified as a liability	2,000
Total consideration	$12,762

Cash outflow	$9,927
The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a lock-up agreement restricting trading of the SVS received, with a release of the SVS from such restrictions at the second anniversary of the closing date. Deferred consideration is related to the settlement of pending litigation. The Company incurred immaterial transaction costs related to the acquisition of NRPC Management.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the NRPC Management acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2022, was $3.0 million and $0.8 million, respectively.
For the year ended December 31, 2022, revenue from the acquired NRPC dispensary included in the Consolidated Statement of Operations was $1.2 million and net income was immaterial.
Broad Horizon Holdings, LLC
During the third quarter of 2022, the Company entered into an agreement with Broad Horizons Holdings, LLC (“BHH”) as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with ASC 810, Consolidation (“ASC 810”), the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022.
The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date:

Cash	$5,498
Accounts receivable, net	176
Prepaid expenses and other current assets	176
Inventories, net	2,605
Property, plant and equipment, net	2,105
Right-of-use assets	1,420
Other assets	114
Liabilities assumed	(9,712)
Gain on change in control	$2,382

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the BHH transaction, total unaudited pro forma revenue and net income for the year ended December 31, 2022, was $23.5 million and $2.8 million, respectively.
Revenue and net income from BHH included in the Consolidated Statement of Operations for the year ended December 31, 2022, was $10.6 million and $2.4 million, respectively.
Pueblo West Organics
On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition, see Note 5 — Assets and liabilities held for sale for further details. The acquisition of PWO provided Curaleaf with additional capacity to achieve further vertical integration in Colorado.
The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$58
Accounts receivable, net	9
Prepaid expenses and other current assets	56
Inventories, net	379
Property, plant and equipment, net	358
Right-of-use assets	1,611
Licenses	5,803
Deferred tax liabilities	(348)
Liabilities assumed	(1,892)
Net assets acquired	$6,034

Consideration paid in cash, net of working capital adjustments	$6,034

Cash outflow, net of cash acquired	$5,976
The Company incurred and capitalized $0.1 million transaction costs related to the acquisition of PWO.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022 or of the future consolidated operating results. For the PWO acquisition, total unaudited pro forma for revenue and net loss for the year ended December 31, 2022 was $1.4 million and $9.7 million, respectively.
Revenue and net loss from PWO included in the Consolidated Statement of Operations for the year ended December 31, 2022 was $0.1 million and $8.5 million, respectively.
Four20 Pharma GmbH
On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany but no later than the end of 2025, if adult use launch has not occurred by such date.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$7
Accounts receivable, net	964
Prepaid expenses and other current assets	311
Inventories, net	1,004
Property, plant and equipment, net	768
Right-of-use assets	437
Other assets	55
Licenses	24,790
Trade name	4,133
Goodwill	13,064
Deferred tax liabilities	(9,484)
Liabilities assumed	(3,753)
Net assets acquired	$32,296

Consideration paid in cash	$9,899
Equity consideration	3,458
Contingent consideration payable	4,406
Non-controlling interest	14,533
Total consideration	$32,296

Cash outflow, net of cash acquired	$9,892
The contingent consideration relates to true-up shares to be issued dependent upon the trading price of the SVS at the first and second anniversaries of the closing date. The NCI in Four20 relates to the 45% ownership held by the selling shareholders. The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a lock-up agreement with each recipient restricting trading of the SVS received, with a release of 50% of SVS from such restrictions at each of the first and second anniversaries of the closing date. In 2023, the Company issued SVS valued at $3.4 million in satisfaction of the contingent consideration due to Four20 upon the first anniversary of the closing date.
Subsequent to the acquisition date, the Company recorded a measurement period adjustment to the purchase price allocation which reduced accounts receivable and increased good will in the amount of $0.1 million.
The Company incurred and expensed $1.1 million of transaction costs related to the acquisition of Four20.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022 or of the future consolidated operating results. For the Four20 acquisition, total unaudited pro forma for revenue and net loss for the year ended December 31, 2022 was $10.5 million and $0.6 million, respectively.
Revenue and net loss from Four20 included in the Consolidated Statement of Operations for the year ended December 31, 2022, was $4.4 million and $0.4 million, respectively.
Tryke Companies
On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator. Upon closing of the acquisition, the Company owned and began operating six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in

Nevada, including the Phoenix metropolitan area, Las Vegas strip and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD products at a range of price points. Tryke’s product portfolio, comprised of a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD, was highly complementary to the Company’s existing portfolio. The Tryke acquisition well-positioned the Company to expand its operations in Arizona, Nevada and Utah and offer consumers and retailers an even broader selection of premium cannabis products.
The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$5,428
Accounts receivable, net	958
Prepaid expenses and other current assets	988
Inventories, net	24,030
Property, plant and equipment, net	21,538
Right-of-use assets	47,957
Other assets	4,264
Licenses	73,330
Trade name	3,270
Non-compete agreements	1,750
Goodwill	38,155
Deferred tax liabilities	(2,831)
Liabilities assumed	(57,679)
Net assets acquired	$161,158

Cash consideration, net of working capital adjustments	$24,248
Equity consideration	11,666
Deferred consideration classified as a liability	56,730
Deferred consideration classified as equity	59,289
Contingent consideration payable	9,225
Total consideration	$161,158

Cash outflow, net of cash acquired	$18,820
A portion of the fair value of deferred consideration was based on a third-party valuation that takes into account the time value of money and consisted of (1) cash paid on the first anniversary of closing and (2) SVS issued to the sellers of Tryke on the first, second and third anniversary of closing. The cash components are recognized as Deferred consideration liability, while the equity components are recognized within Additional paid-in capital on the Consolidated Balance Sheets. In addition, the Company recognized a cash hold-back payable of $2.4 million, related to pending litigation, as Deferred consideration liability on the Consolidated Balance Sheets. The carrying value of the cash hold-back payable was assumed to be at fair value due to its short-term nature. In 2023, the Company made a cash payment of $27.4 million and issued $5.1 million SVS in satisfaction of the deferred consideration due to the sellers of Tryke on the first anniversary of closing. The Contingent consideration payable relates to Tryke achieving certain EBITDA targets and amounts related to indemnity claims. In January 2024, the Company issued 2,367,000 SVS to the sellers of Tryke upon expiration of the indemnification period, which expired 15 months after the closing date.
The Company incurred and expensed $0.1 million of transaction costs related to the acquisition of Tryke.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Tryke acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2022, was $77.0 million and $0.4 million, respectively.
Revenue and net loss from Tryke included in the Consolidated Statement of Operations for the year ended December 31, 2022, was $16.3 million and $2.8 million, respectively.
The Company has sought and is seeking a price adjustment of approximately $9.0 million in its favor in accordance with the price adjustment mechanism in the definitive purchase agreement between Tryke and the Company. The Company expects a court ruling on this matter to be delivered in the second quarter of 2024.
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 2 — Basis of presentation and consolidation, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 26 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the contingent consideration liability as of December 31, 2023 and 2022 are as follows:

	HMS(1)	MEOT	EMMAC(2)	Los Sueños	Sapphire	Four20	Tryke	Total
Carrying amount, December 31, 2021	$—	$44	$35,260	$2,690	$—	$—	$—	$37,994
Contingent consideration recognized on acquisition	—	—	—	—	2,071	4,406	9,225	15,702
Payments of contingent consideration	—	—	(8,744)	—	—	—	—	(8,744)
Revaluation of contingent consideration	1,854	—	(4,714)	(2,690)	2,038	—	(915)	(4,427)
Difference in exchange	—	—	(3,309)	—	(214)	284	—	(3,239)
Loss on contingent consideration not paid	—	(44)	(8,132)	—	—	—	—	(8,176)
Carrying amount, December 31, 2022	1,854	—	10,361	—	3,895	4,690	8,310	29,110
Payments of contingent consideration	(1,854)	—	(4,529)	—	(4,112)	(3,414)	—	(13,909)
Revaluation of contingent consideration	—	—	(1,729)	—	—	1,163	989	423
Difference in exchange	—	—	621	—	217	163	—	1,001
Carrying amount, December 31, 2023	—	—	4,724	—	—	2,602	9,299	16,625
Less: Current contingent consideration liability	—	—	—	—	—	(2,602)	(9,299)	(11,901)
Contingent consideration liability	$—	$—	$4,724	$—	$—	$—	$—	$4,724

(1) The Company completed its acquisition of the rights to the assets of HMS Health, LLC in May 2021.
(2) Curaleaf International completed its acquisition of EMMAC Life Sciences Limited (“EMMAC”) in April 2021.
The changes in the deferred consideration liability as of December 31, 2023 and 2022 are as follows:

	Deseret	Tryke	NRPC	Total
Carrying amount, December 31, 2021	$—	$—	$—	$—
Deferred consideration recognized on acquisition	—	58,365	2,000	60,365
Interest expense on deferred consideration	—	935	—	935
Carrying amount, December 31, 2022	—	59,300	2,000	61,300
Deferred consideration recognized on acquisition	12,553	—	—	12,553
Interest expense on deferred consideration	—	9,710	—	9,710
Change in fair value on deferred consideration paid	(2,637)	—	—	(2,637)
Payments of deferred consideration	(9,916)	(27,358)	—	(37,274)
Carrying amount, December 31, 2023	—	41,652	2,000	43,652
Less: Deferred consideration liability - current	—	22,342	—	22,342
Deferred consideration liability	$—	$19,310	$2,000	$21,310

Note 5 — Assets and liabilities held for sale
The changes in assets and liabilities held for sale are as follows as of December 31, 2023 and 2022:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2021	$386,028	$77,503	$463,531
Transferred in/(out)	(310,851)	27,772	(283,079)
Balance at December 31, 2022	75,177	105,275	180,452
Transferred in/(out)	(61,961)	(100,696)	(162,657)
December 31, 2023	$13,216	$4,579	$17,795

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2021	$24,321	$18,577	$42,898
Transferred in/(out)	(5,107)	(1,262)	(6,369)
Balance at December 31, 2022	19,214	17,315	36,529
Transferred in/(out)	(10,927)	(16,429)	(27,356)
December 31, 2023	$8,287	$886	$9,173

The following table summarizes the major classes of assets and liabilities classified as held for sale (excluding discontinued operations) as of December 31, 2023 and 2022:

	As of
	2023	2022
Assets
Cash and cash equivalents	$—	$4,792
Accounts Receivable, net of allowance for credit losses	—	9
Inventories, net	509	2,983
Total current assets	509	7,784
Tax receivable	—	234
Property, plant and equipment, net	4,002	11,008
Right-of-use assets, finance lease, net	68	449
Intangible assets, net	—	44,000
Goodwill	—	41,677
Other assets	—	123
Total non-current assets	4,070	97,491
Total assets	$4,579	$105,275

Liabilities
Accounts payable	$—	$1,050
Accrued expenses	—	771
Lease liability, finance lease	84	45
Lease liability, operating lease	368	—
Current portion of notes payable	—	7
Other current liabilities	—	1,097
Total current liabilities	452	2,970
Deferred tax liability	—	13,511
Lease liability, finance lease	—	834
Lease liability, operating lease	434	—
Total non-current liabilities	434	14,345
Total liabilities	$886	$17,315
Former Grassroots Entities
Grassroots: Illinois Assets
Through the acquisition of Grassroots, the Company retained a transferable right to acquire the Illinois assets from former Grassroots affiliates companies that currently own three licensed Illinois medical dispensaries and nine adult use dispensaries (collectively, the “Illinois Assets”). The right to acquire the Illinois Assets may be exercised through the conversion of certain debt, which the Company treats as intercompany debt; should the Company exercise the right to acquire the Illinois Assets, there would be no impact to its statement of operations. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of Curaleaf’s rights to the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million and the other 50% shall be remitted to the Grassroots owners (the “Illinois Waterfall Payment”). Also pursuant to the Grassroots Merger Agreement, the former Grassroots owners have the right to demand that, in lieu of receipt of a portion of the Illinois Waterfall Payment, that Curaleaf pay to them either (a) $25 million in cash or (b) a number of SVS that have market value equal to $30 million (the “Illinois Exit Payment”). The former owners of Grassroots gave notice of their intention to exercise their option for the Illinois Exit

Payment in the form of cash and SVS in the amount of $28.3 million on October 14, 2022, which the Company paid during the fourth quarter of 2022. As a result, the Company gained the sole right to proceeds from the sale of the Illinois Assets.
On April 1, 2021, Curaleaf and the owners of the Illinois Assets signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”), and the Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating Parallel was not in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declaring the definitive agreements to purchase the Illinois Assets terminated. On February 2, 2022, the Company filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, the Company determined that the $10 million deposit received from Parallel was no longer refundable and, accordingly, recognized a gain of $10 million within Other income, net in the Consolidated Statements of Operations during the year ended December 31, 2022. In September 2023, the Company and Parallel entered into a Confidential Settlement Agreement to settle the dispute in full (the “Parallel Settlement Agreement”). Under this agreement, the Company is to receive $0.5 million upon the consummation and closing of a restructuring, foreclosure or sale transaction involving all or substantially all the assets of Parallel and its subsidiaries, subject to certain conditions. As part of this settlement, Parallel formally released its claims against the Plaintiffs, including with respect to any claim for return of the $10 million deposit. See Note 24 — Commitments and contingencies.
In the quarter ended June 2023, the Company terminated the marketing of the Illinois Assets and reclassified these assets from held for sale to held and used.
Grassroots: Oklahoma and Arkansas Assets
During the second quarter of 2022, the Company completed the sale of Grassroots Oklahoma, which resulted in a gain of approximately $1 million. During the third quarter of 2022, the Company completed the sale of its rights in its licensed cannabis dispensary in Little Rock, Arkansas, which resulted in a gain of approximately $4.5 million.
Pueblo West Organics
The Company completed its acquisition of PWO during the third quarter of 2022 (see Note 4 — Acquisitions for further detail) and immediately began actively marketing certain rights and interests for certain of the acquired real estate assets. The Company completed the sale of these real estate assets during the fourth quarter of 2022, which resulted in a gain of approximately $0.3 million.
HMS Assets
On May 4, 2021, the Company completed the sale of its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) to TerrAscend Corp. for total consideration of $24.6 million, consisting of $22.4 million cash consideration and an interest bearing note receivable of $2.2 million. The note receivable was fully repaid in April 2022. The Company recognized a gain on sale of the HMS Assets of $1.5 million.
Phytoscience Management Group, Inc.
In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience Management Group, Inc. to Zenbarn Ventures, Inc. (“Zenbarn”) for cash consideration of $2.8 million, subject to working capital adjustments. In connection with the sale, the Company also signed an interim management services agreement with Zenbarn to provide certain administrative and operational support services. The sale, which remains contingent on regulatory approval, is expected to be completed by the quarter ended June 30, 2024.
Rokshaw Limited
In December 2023, the Company signed a definitive asset purchase agreement to sell its noncannabis operations of Rokshaw Limited, a subsidiary of Curaleaf International Limited, inclusive of its inventory, tradename intangible asset and property, plant and equipment. Total cash consideration £3.5 million consists of £0.5 million payable upon signing of the definitive agreement, £1.85 million payable upon closing of the sale and £0.45 million payable on the first and second anniversary of the closing date. The sale, which remains subject to regulatory approval, is expected to be completed by the quarter ending March 31, 2024.

Acres Assets
In December 2023, the Company signed a letter of intent to sell its rights and interests to certain assets of Acres Cultivation LLC, Acres Dispensary LLC, PT Nevada, Inc. and Acres Medical LLC (the “Acres Assets”) to GL Partners, Inc. (“GL Partners”) for total consideration of $3.3 million, which consists of cash consideration of $1.1 million and the issuance of a secured note with a principal amount of $2.2 million. In February 2024, the Company signed a definitive purchase agreement, and closing is expected to be completed by December 31, 2024, subject to certain regulatory approvals.

North Shore Assets
In the third quarter ended September 30, 2023, the Company entered into discussions with MassGrow, LLC (“MassGrow”) to sell the Company’s rights and interests to certain assets of Curaleaf North Shore, Inc. f/k/a Alternative Therapies Group, Inc. The Company, subsequently, signed a definitive agreement for this sale in January 2024 for cash consideration of $2.8 million. In connection with the sale, the Company also signed a bridge loan agreement to receive short-term working capital to MassGrow through the date of closing and an interim consulting agreement with MassGrow to receive certain administrative and operational support services. The sale, which remains contingent on regulatory approval, is expected to be completed in the quarter ended September 30, 2024, subject to certain extensions.
Note 6 — Discontinued operations
On January 26, 2023, the Company announced a plan to discontinue operations in unprofitable business components with unfavorable regulatory environments. During the first quarter of 2023, the Company reported the operations in California, Oregon and Colorado as discontinued operations. During the third quarter of 2023, the Company reported the operations in Michigan, Kentucky and Adult-Use Maine as discontinued operations. These planned closures represent a strategic shift that will have a major effect on the Company’s operations and financial results. These discontinued operations are a component of the Company’s Domestic reportable segment.
The planned closure of these business components met the held for sale and discontinued operations criteria under ASC 205 as of December 31, 2023; therefore, the Company has separately classified the financial results of these business components as Net loss from discontinued operations on the Consolidated Statements of Operations.
Adult-Use Maine
The Company signed a definitive agreement to sell its rights to the assets of Curaleaf Maine Adult Use, Inc. to Dirigo Naturals, LLC (“Dirigo”) in November 2023. The purchase agreement includes cash consideration of $0.1 million and the assumption of select liabilities. In connection with the sale, the Company also signed an interim management services agreement with Dirigo to operate the business on behalf of the Company. Closing of the sale, which remains contingent on regulatory approval, is expected to occur by the end of the quarter ending March 31, 2024. During the year ended December 31, 2023, the Company recorded a loss on disposal of $0.4 million.
Oregon
The Company signed an asset purchase agreement, effective July 1, 2023, for the sale of its operations in Oregon to Hotbox Farms, LLC (“Hotbox Farms”). The purchase agreement includes cash consideration of $2.0 million due to the Company upon completion of the sale. In connection with the sale, the Company also signed a management services agreement with Hotbox Farms to operate the business on behalf of the Company and a licensing agreement to use certain intellectual property of the Company. During the year ended December 31, 2023, the Company recorded a loss on disposal of $2.7 million. The sale was completed on March 1, 2024.
Colorado
On June 2, 2023, the Company signed a definitive real estate agreement to sell commercial property of Focused Investment Partners, LLC, located in Pueblo CO, for cash consideration of $0.4 million. The transaction closed on June 26, 2023.
On June 7, 2023, the Company signed a definitive real estate agreement to sell two commercial properties of GG Real Estate, LLC, located in Pueblo, CO, to Appleland, LLC for cash consideration of $0.5 million. The transaction closed on July 13, 2023.

On June 26, 2023, the Company signed a definitive purchase and sale agreement to sell its rights to the property of Los Suenos Farms, LLC, located in Avondale, Colorado, to Mammoth Cassa JV, LLC for cash consideration of $1.5 million. The transaction closed on June 26, 2023.
Completion of these three sales resulted in a loss on disposal of $2.0 million.
California
On February 3, 2022, the Company signed a definitive membership interest purchase agreement to sell 100% of its membership interests in Raven Holdings, LLC, a California-based limited liability company to ECCA Investment Partners, LLC. The purchase agreement is equal to a total consideration of $3.0 million, consisting of cash consideration of $0.3 million and a note receivable of $2.8 million. The transaction closed on the signing date.
Michigan and Kentucky
The Company continues to actively market the assets of its discontinued operations in Michigan and Kentucky as of December 31, 2023.
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of December 31, 2023 and 2022:

	2023	2022
Assets
Accounts receivable, net of allowance for credit losses	$4,356	$6,998
Inventories, net	—	15,861
Prepaid expenses and other current assets	53	3,472
Total current assets	4,409	26,331
Deferred tax asset	8,514	13,328
Property, plant and equipment, net	293	23,820
Right-of-use assets, finance lease, net	—	282
Right-of-use assets, operating lease, net	—	4,491
Intangible assets, net	—	6,708
Other assets	—	217
Total non-current assets	8,807	48,846
Total assets	$13,216	$75,177

Liabilities
Accounts payable	$665	$4,483
Accrued expenses	4,670	11,518
Lease liabilities, finance lease - current	28	26
Lease liabilities, operating lease - current	689	591
Notes payable - current	72	82
Total current liabilities	6,124	16,700
Notes payable, net	56	68
Lease liabilities, finance lease	285	313
Lease liabilities, operating lease	1,822	2,133
Total non-current liabilities	2,163	2,514
Total liabilities	$8,287	$19,214

The following table summarizes the Company’s discontinued operations for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Total revenues, net	$20,274	$60,922
Cost of goods sold	37,015	108,310
Gross loss	(16,741)	(47,388)
Other operating expenses	13,771	29,972
Operating loss	(30,512)	(77,360)
Total other expense, net	(25,257)	(62,581)
Loss from discontinued operations before provision for income taxes	(55,769)	(139,941)
Income tax benefit	4,387	28,319
Net loss from discontinued operations	$(51,382)	$(111,622)
Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of December 31, 2023 and 2022:

	2023	2022
Trade accounts receivable	$59,998	$44,423
Other receivables	2,379	4,798
Total trade accounts and other receivables	62,377	49,221
Less: allowance for credit losses	(6,717)	(4,042)
Accounts receivable, net	$55,660	$45,179
Changes in the Company’s allowance for credit losses were as follows:

	2023	2022
Allowance for credit losses as of January 1,	$(4,042)	$(1,056)
Provision	(7,541)	(4,511)
Charge-offs and recoveries	4,866	1,525
Allowance for credit losses as of December 31,	$(6,717)	$(4,042)
Note 8 — Inventories, net
Inventories consist of the following as of December 31, 2023 and 2022:

	2023	2022
Raw materials:
Cannabis	$30,054	$49,461
Non-Cannabis	22,064	15,113
Total raw materials	52,118	64,574

Work-in-process	72,988	102,050
Finished goods	90,807	68,158
Inventories, net	$215,913	$234,782
During the year ended December 31, 2023 and 2022, the Company recorded inventory write downs totaling $13.2 million and $14.4 million, respectively, within Cost of goods sold on the Consolidated Statements of Operations related to aged, obsolete or unsellable inventories, inventories that did not meet the Company’s quality standards and inventories whose carrying value exceeded the estimated NRV.
Note 9 — Note receivable
Note receivable consists of the following as of December 31, 2023 and 2022:

	2023	2022
Current portion of note receivable	$7,020	$—
In connection with the Company’s acquisition of all assets of Grace & Co. (dba Dark Heart Nursery), as further discussed in Note 28 — Subsequent events, the Company issued a $7.0 million interest bearing promissory note to the seller on October 27, 2023. The Company closed on its acquisition of Dark Heart Nursery in January 2024 and will reflect the subsequent accounting for this note receivable in connection with its completion of the purchase price allocation for this acquisition.
Information about the Company’s exposure to credit and market risks and impairment losses for notes receivable is included in Note 26 — Fair value measurements and financial risk management.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of December 31, 2023 and 2022:

	2023	2022
Land	$8,026	$6,576
Building and improvements	514,777	442,749
Furniture and fixtures	168,846	180,179
Information technology	20,113	5,105
Construction in progress	43,704	81,032
Total property, plant and equipment	755,466	715,641
Less: Accumulated depreciation	(183,839)	(119,795)
Property, plant and equipment, net	$571,627	$595,846
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $74.8 million and $53.4 million for the years ended December 31, 2023 and 2022, respectively, which includes $48.5 million and $36.0 million recognized as cost of goods sold and $26.3 million and $17.4 million recognized as a part of operating expenses in the Consolidated Statements of Operations for the years ended December 31, 2023 and 2022, respectively.
Asset Specific Impairment
The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment.
During the year ended December 31, 2023, the Company recognized $8.6 million of impairment expense in connection with the reclassification of certain property, plant and equipment to held for sale during 2023. Due to reduced forecasts for future operating performance at three of the Company’s operations in Nevada, the Company evaluated the recoverability of the associated property, plant and equipment and determined that the carrying value of these assets were not recoverable. Therefore, the Company recorded impairment losses of $7.5 million for the property, plant and equipment associated with the three Nevada entities including Acres Cultivation, Acres Dispensary and House of Herb. In addition, the Company recorded an impairment loss of $1.1 million for the property, plant and equipment associated with Kentucky due to the Company’s exit of its operations in the state. See Note 5 — Assets and liabilities held for sale and Note 6 — Discontinued operations for further detail.

During the year ended December 31, 2022, due to reduced forecasts for future operating performance at the Company’s California and Colorado operations, which was an attributing factor in the Company’s decision to close the majority of operations in California and Colorado, the Company evaluated the recoverability of the associated property, plant and equipment and determined that the carrying value of these assets were not recoverable. Therefore, the Company recorded impairment losses of $0.2 million and $4.9 million for the property, plant and equipment within the California asset group and Colorado asset group, respectively. In addition, due to the Company’s decision to consolidate cultivation and processing operations in Massachusetts through the exit of its cultivation facility in Amesbury, Massachusetts, the Company determined that the carrying value of the ROU asset associated with this cultivation facility was also not recoverable and recorded an impairment loss of $3.8 million.
The Company recognizes impairment losses within Loss on impairment on the Consolidated Statements of Operations.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices. Lease ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Some of the Company’s leases contain cancellation options and/or renewal options in the event the Company is unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In general, neither cancellation nor renewal options are recognized as part of the Company’s measurement of its ROU assets and lease liabilities, until the option period has expired without exercise or until the Company is reasonably certain it will not exercise the option. The Company utilizes its incremental borrowing rate to calculate the present value of contractual lease payments, because the interest rate implicit in the Company’s lease arrangements is not readily determinable.
Certain real estate leases require payment for taxes, insurance, maintenance and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of the Company’s ROU assets and lease liabilities and are expensed as incurred. The Company accounts for its real estate leases and related fixed non-lease components together as a single component.
Certain of the Company’s real estate leases typically include extension options for a period ranging from 1 to 10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, renewal options are for an additional period of five years after the end of the initial lease term, the exercise of which is at the Company’s discretion. Lease payments are in-substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.
The Company has historically entered into transactions wherein the Company sold real estate property or equipment to a buyer and simultaneously leased back all, or a portion of, the same asset for all, or part of, the asset’s remaining economic life. Transactions such as these are evaluated to determine whether sale-leaseback accounting is required. If the Company determines that it has retained control of the property or equipment, the Company recognizes the financed leased asset within Property, plant and equipment, net, with a corresponding increase to Financial obligation on the Consolidated Balance Sheets. The Company uses the effective interest method to allocate lease cash payments between reduction of the financial obligation and recognition of interest expense within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
Leases with an initial term of 12 months or less (“short-term”) and leases of machinery and equipment that are of low-value are not recorded on the Consolidated Balance Sheets. The Company’s expenses related to its short-term and low-value leases were immaterial during the years ended December 31, 2023 and 2022.

The components of the Company’s lease costs, including sale leaseback arrangements, recognized in the Consolidated Statements of Operations for the years ended December 31, 2023 and 2022 are as follows:

	Year ended December 31,
	2023	2022
Finance lease cost:
Amortization of ROU assets	$15,406	$11,770
Interest on finance lease liabilities	18,265	17,315
Total finance lease cost	$33,671	$29,085

Sale leaseback financial obligations:
Interest on financial obligations	$24,151	$16,326
Depreciation on assets associated with sale leaseback financial obligations	17,715	14,652
Total financial obligation cost	$41,866	$30,978

Operating lease expense	$28,876	$22,470

Total lease costs(1)	$104,413	$82,533
(1)Excludes expenses for short-term lease and low-value leases due to immateriality of the amounts therein.
ROU assets and lease liabilities as of December 31, 2023 and 2022 consist of the following:

	2023		2022
	Operating leases	Finance leases	Operating leases	Finance leases
Lease assets and liabilities:
Right-of-use assets	$158,547	$183,820	$141,300	$181,505
Accumulated amortization	(40,112)	(40,617)	(23,145)	(24,919)
Right-of-use assets, net	$118,435	$143,203	$118,155	$156,586

Lease liabilities - current	$15,993	$9,428	$17,001	$8,340
Lease liabilities - non-current	110,398	159,961	113,307	167,411
Total lease liabilities	$126,391	$169,389	$130,308	$175,751

	As of December 31, 2023	As of December 31, 2022
Financed property and equipment, net of accumulated depreciation of $46.0 million and $28.3 million, respectively	$176,569	$194,253
In June 2022, the Company entered into three sale and leaseback transactions for building improvements and equipment at cultivation and processing sites in Florida, Illinois and Pennsylvania, all of which resulted in the Company retaining control of the leased assets. The Company recognized these assets, with a net book value of $48.7 million, as financed property and equipment within Property, plant and equipment, net on the Consolidated Balance Sheets. The Company also recognized financial obligations for the associated sales proceeds totaling $50.1 million, which is being amortized over lease periods of 13 to 14 years. The company deferred $1.4 million of gains from these three transactions that will be recognized over the respective terms of the financial obligations.
In August 2022, the Company exercised an option to purchase a leased cultivation site in Massachusetts, which was previously the subject of a sale and leaseback transaction in 2021, from the existing lessor for $15.0 million. The Company had previously constructed building improvements to the property with a net book value of $10.2 million. The Company sold the newly purchased building and improvements for $21.5 million and, simultaneously, entered into a 23-year sale and leaseback agreement for the sold assets. The Company recognized a loss on disposal of Building and improvements of $3.9 million within Other income, net on the Consolidated Statements of Operations. Since the Company maintained control of the building and improvements, these assets, with a net book value of $21.5 million, were recognized on the Consolidated Balance Sheets as financed property and equipment. The Company also recognized a financial obligation for the sale proceeds of $21.5 million. Net proceeds from the sale and leaseback transaction was $5.4 million.
In December 2022, the Company sold cultivation and processing equipment with a net book value of $9.7 million and leased it back under a four year agreement. At the end of the four years, the Company has an option to purchase the equipment for one dollar, which it expects to exercise. The Company recognizes this cultivation and processing equipment within the Consolidated Balance Sheets as financed property and equipment. The Company also recognized a financial obligation for the sale proceeds of $9.7 million.
Asset Specific Impairment
During the year ended December 31, 2022, due to reduced forecasts for future operating performance at the Company’s California and Colorado operations, which was an attributing factor in the Company’s decision to close the majority of operations in the California and Colorado markets, the Company evaluated the recoverability of the asset groups to determine if the carrying values were in excess of respective fair values. It was determined that the carrying value of the California and Colorado asset groups exceeded their estimated future undiscounted cash flows; and therefore, the Company recorded impairment losses of $0.8 million in the California asset group related to ROU assets and $4 million in the Colorado asset group related to ROU assets, respectively. Further, due to the Company’s decision to consolidate cultivation and processing operations in Massachusetts through the exit of its Amesbury facility, the Company determined that the ROU Asset at the Amesbury Cultivation facility was also not recoverable and recorded an impairment loss of $1 million. These impairments were all recorded within the Domestic reportable segment.
During the year ended December 31, 2023, due to the Company’s decision to exit its operations at the House of Herbs facility in Nevada, the Company determined that the carrying value of the associated ROU asset was not recoverable and recorded an impairment loss of $0.2 million.
The Company recognizes impairment losses within Loss on impairment on the Consolidated Statements of Operations.
Cash flows associated with the Company’s operating and finance leases for the years ended December 31, 2023 and 2022 are as follows:

	Year ended December 31,
	2023	2022
Operating cash flows from finance leases	$(18,265)	$(17,315)
Operating cash flows from operating leases	(29,352)	(22,112)
Operating cash flows from sale leaseback financial obligations	(24,150)	(19,746)
Financing cash flows from finance leases	(8,474)	(5,586)
Financing cash flows from sale leaseback financial obligations	(4,551)	(3,089)
Proceeds from sale leasebacks accounted for as financial obligations	243	65,241
Total cash flow from lease activities	$(84,549)	$(2,607)

	2023	2022
Weighted average remaining lease term (in years) - Finance leases	10.1	11.0
Weighted average remaining lease term (in years) - Operating leases	6.9	7.7
Weighted average discount rate - Finance leases	10.70%	10.62%
Weighted average discount rate - Operating leases	10.50%	9.87%

Maturities of the Company’s lease liabilities, under non-cancelable leases, as of December 31, 2023, are as follows:

	Operating Leases	Finance Leases	Financial Obligations
Year ending December 31,
2024	$28,298	$26,820	$29,518
2025	26,291	27,371	30,273
2026	25,294	27,709	31,086
2027	23,960	28,273	28,953
2028	22,385	27,722	29,772
2029 and thereafter	53,521	150,895	239,477
Total undiscounted remaining minimum lease payments	179,749	288,790	389,079
Less: imputed interest	(53,358)	(119,401)	(174,407)
Total discounted remaining minimum lease payments	$126,391	$169,389	$214,672
Note 12 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consist of the following as of December 31, 2023 and 2022:

December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,279,705	$(248,083)	$1,031,622
Trade names	167,009	(41,998)	125,011
Non-compete agreements	31,716	(15,904)	15,812
Intangible assets, net	$1,478,430	$(305,985)	$1,172,445

December 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,218,987	$(163,423)	$1,055,564
Trade names	165,592	(28,615)	136,977
Non-compete agreements	31,554	(10,792)	20,762
Intangible assets, net	$1,416,133	$(202,830)	$1,213,303
The gross carrying amount of intangible assets increased by $62.3 million during the year ended December 31, 2023. The difference was primarily due to the reclassification of certain assets previously classified as held for sale to held for use coupled with additions from the acquisition of Deseret Wellness.
Amortization of intangible assets was $105.7 million and $92.6 million for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company determined that the estimated useful lives for the tradenames it acquired in the Tryke acquisition and in the EMMAC acquisition had shorter useful lives than were initially determined at the respective acquisition dates. A change in the estimated useful life of a long-lived asset is a change in accounting estimate to be accounted for prospectively. Accordingly, the Company accelerated the amortization of these two tradenames to reflect their revised remaining useful lives, which now end in fiscal year 2024.
The following table outlines the Company’s estimated annual amortization expense over the next five years related to its intangible assets as of December 31, 2023:

Year Ending December 31,	Estimated Amortization
2024	$105,289
2025	95,219
2026	94,702
2027	94,109
2028	90,689
At December 31, 2023, the weighted average amortization period remaining for intangible assets was 12.33 years.
Asset Specific Impairment
The Company recognized impairment loss of $7.8 million on its intangible assets for the year ended December 31, 2023, in connection with certain of the Company’s operations in Nevada classified as held-for-sale during the year ended December 31, 2023.
During the year ended December 31, 2022, due to reduced forecasts for future operating performance at the Company’s California and Colorado operations, which was a contributing factor in the Company’s decision to close the majority of operations in the California and Colorado, the Company evaluated the recoverability of the asset groups to determine if the carrying values were in excess of their respective fair values. It was determined that the carrying value of the California and Colorado asset groups exceeded their estimated future undiscounted cash flows; and therefore, the Company recorded impairment losses of $0.3 million in the California asset group and $13.9 million in the Colorado asset group. Evaluation of the obsolescence of intangible assets in the Massachusetts market related to the planned exit of the Amesbury Cultivation facility resulted in an impairment loss of $19.4 million. Finally, additional intangible asset impairments were recorded in the Company’s North Dakota and Oregon asset groups in connection with the Company’s annual impairment assessment totaling $3.6 million. These impairment losses were all recorded within the Domestic reportable segment.

The Company recognizes impairment losses within Loss on impairment on the Consolidated Statements of Operations.
Goodwill
The changes in the carrying amount of goodwill by segment and in total were as follows:

	Domestic	International	Total
Balance at December 31, 2021	$511,420	$60,234	$571,654
Purchase price adjustments (Note 4)	—	2,445	2,445
Divestitures	(1,630)	—	(1,630)
Loss on Impairment	(55,422)	—	(55,422)
Acquisitions (Note 4)	98,835	12,945	111,780
Difference in exchange	—	(3,698)	(3,698)
Balance at December 31, 2022	$553,203	$71,926	$625,129
Purchase price adjustments (Note 4)	$—	$119	$119
Change in Assets Held for Sale (Note 5)	41,678	—	41,678
Loss on Impairment	(50,702)	—	(50,702)
Acquisitions (Note 4)	7,002	—	7,002
Difference in exchange	—	3,402	3,402
Balance at December 31, 2023	$551,181	$75,447	$626,628
Purchase price adjustments relate to measurement period adjustments. See Note 4 — Acquisitions for further details.
The Company allocates its goodwill to two reporting units, Domestic and International, which equate to the Company’s operating and reportable segments, as described in Note 23 — Segment reporting.
As noted in Note 3 — Significant accounting policies during the year ended December 31, 2023, the Company evaluated its existing reporting units and determined that the individual jurisdictions in which the Company operates, were economically similar and aggregation of these individual components is required. Prior to October 1, 2023, the Company identified 16 reporting units on a jurisdictional basis. As of October 1, 2023, the Company determined aggregation of these 16 jurisdictions into two reporting units, which align with the Company’s two operating segments and two reportable segments, is required pursuant to ASC 350.
In accordance with industry standard, the Company performed its annual impairment assessment on October 1, 2023, immediately before and after the reorganization of its reporting units structure from 16 reporting units, based on individual jurisdictions in which the Company operates, to two reporting units aligned with the Company’s two operating segments. The recoverable amount of the reporting units were determined based on the value in use fair value market based measurement method using level 2 and level 3 inputs that were ultimately determined to be market participant assumptions. The recoverable amount for all reporting units were valued using a discounted cash flow model, a variation of the income approach, and corroborated with value indications from certain market approaches, specifically the publicly-traded guideline company method and the comparable transaction method. It is reasonably possible that future changes in assumptions may negatively impact future assessments of the recoverable amount of the Company’s assets. The Company will continue to evaluate the recoverability of its assets on an annual basis.
The significant assumptions applied in the determination of the recoverable amount are described as follows:
i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends;
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the reporting units Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields; and

iv.Tax rate: The tax rates used in determining the future cash flows were those effectively enacted based on jurisdiction at the respective valuation date.
The recoverable amount of the reporting units were compared to the total reporting unit carrying amount for each reporting unit grouping for impairment testing procedures. As a result of the annual goodwill impairment assessment performed on the Company’s new reporting units structure, the Company determined neither its Domestic nor its International reporting units were impaired. However, the annual goodwill assessment performed on the Company’s previous reporting unit structure indicated that the carrying value of the Company’s operations in Nevada was lower than the recoverable amount to the extent that the goodwill previously allocated to Nevada was fully impaired. As a result, the Company recognized an impairment loss for Nevada of $44.0 million during the year ended December 31, 2023, which the Company recognized within Loss on impairment in the Consolidated Statements of Operations.

Reporting Units	Carrying Value of Goodwill	Goodwill Impairment
Nevada	$43,992	$43,992
In addition to the impairment loss resulting from the Company’s annual goodwill impairment assessment, the Company recorded a $6.7 million loss on impairment of goodwill allocated to certain Nevada entities that were classified as held-for-sale during the quarter ended September 30, 2023.

Note 13 — Accrued Expenses

Accrued expenses consist of the following as of December 31, 2023 and 2022:

	2023	2022
Accrued expenses:
Accrued loyalty payable	$5,327	$8,239
Sales taxes payable	9,971	7,380
Excise taxes payable	3,414	2,305
Accrued payroll expenses	25,227	28,224
Interest payable	6,330	3,897
Deferred revenue	866	676
Other accrued expenses	50,176	52,590
Total accrued expenses	$101,311	$103,311

Note 14 — Notes payable
Notes payable consist of the following as of December 31, 2023 and 2022:

	2023	2022
Senior Secured Notes – 2026	$475,000	$475,000
Bloom Notes – 2023	—	50,000
Bloom Notes – 2024	47,500	50,000
Bloom Notes – 2025	60,000	60,000
Seller notes payable	6,567	6,728
Other notes payable	18,389	9,923
Less: Unamortized debt discount, debt premium and deferred financing fees	(19,689)	(28,981)
Total notes payable, net of unamortized debt discount/premium and deferred financing fees	587,767	622,670
Less: Current portion of notes payable	(39,478)	(51,882)
Notes payable	$548,289	$570,788
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional senior secured notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. As of and for the years ended December 31, 2023 and 2022, the Company was in compliance with its debt covenants.
The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was paid on June 15, 2022.
The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. A maximum of 35% of the aggregate principal amount of senior secured notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025, with a premium of 2%, or June 15, 2025, or after without a premium.
The Senior Secured Notes - 2026 bear an effective interest rate ranging from 8.25% to 14.77%. The Company recognized interest expense under the Senior Secured Notes – 2026 of $42.2 million and $41.7 million for the years ended December 31, 2023 and 2022, respectively. Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.
In December 2023, in connection with the TSX Listing, the Note Indenture was amended pursuant to a second supplemental indenture dated December 12, 2023, in order to facilitate the implementation of the Reorganization. Copies of the Note Indenture and the second supplemental indenture are available on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners in the aggregate of $160 million. The first set of secured promissory notes totaling $50 million matured in January 2023 (the “Bloom Note – 2023”) and bore interest at the rate of 6% per annum and interest payments were due quarterly. The second set of promissory notes totaling $50 million was due to mature in January 2024 (the “Bloom Note – 2024”) and bore interest at the rate of 6% per annum and interest payments were due quarterly.
The third set of promissory notes are convertible promissory notes with a principal amount totaling $60 million that mature in January 2025 (the “Bloom Note – 2025”) and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.
There are no prepayment penalties on the Bloom Notes.
As part of a settlement agreement reached on March 21, 2023, between the Company and the former owners of Bloom, the parties to the settlement agreement agreed to reduce the future principal payments of the Bloom Note – 2023 and Bloom Note – 2024 by $10 million in the aggregate. The principal of the Bloom Note – 2023 was reduced by $6 million to $44 million, which equaled the total principal payments the Company had made towards the Bloom Note – 2023 as of April 2023. The remaining $4 million was applied to reduce the principal of the Bloom Note – 2024 to $46 million. This transaction resulted in a Gain on modification of debt of $3.3 million, which the Company recognized in Other income, net on the Consolidated Statements of Operations.
On December 29, 2023, the Company entered into an agreement with the lenders under the Bloom Note – 2024, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note has a principal of $47.5 million that is comprised of an installment amount of $31 million (the “Installment Amount”), payable in ten equal installments between January 18, 2024 and October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”), which has a maturity date of January 18, 2025 (the “Conversion Amount Maturity Date”). The Installment Amount bears interest of 10%. Subject to the approval of the TSX, the Bloom lenders have the right to convert the Conversion Amount in its entirety into SVS at any point up to the maturity date using a conversion price of $3.8528 (the “Conversion Price”), which would result in the issuance of 4,282,599 SVS (the “Conversion Shares”) to the Bloom lenders. Subject to the approval of the TSX, in the event that the trading price of the SVS is less than the Conversion Price at the close of business on the trading day prior to the Conversion Amount Maturity Date, the Company may elect to satisfy the Conversion Amount through the issuance of the Conversion Shares to the Bloom lenders. This transaction resulted in a loss on extinguishment of debt of $1.4 million, which the Company recognized in Other income (expense) on the Consolidated Statements of Operations.
The Restructured Bloom Note bears an effective interest rate of 10%, and the Bloom Notes - 2025 bear an effective interest rate of 10.35%. The Company recognized interest expense under the Bloom Notes of $14.1 million and $13.7 million for the years ended December 31, 2023 and 2022, respectively.
Seller notes payable
At December 31, 2023, the Company had two outstanding seller notes payable totaling $6.6 million. The Company executed a note payable in connection with the acquisition of Phytotherapeutics Management Services, LLC totaling $2.0 million, inclusive of interest, (the “Phyto Note”). The Phyto Note bears interest at a rate of 7.5% per annum and matures in July 2024. The Company also executed a note payable in connection with the Company’s purchase of a building in Scottsdale, Arizona totaling $4.6 million (the “Scottsdale Note”). The Scottsdale Note bears interest at a rate of 5% per annum and matures in December 2036. Total interest expense recognized under both seller notes payable was $0.7 million and $0.6 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Other notes payable
At December 31, 2023, the other notes payable primarily consist of a note payable with BHH in the amount of $7.5 million (the “BHH Note”), due June 30, 2024, and a note payable held by Four20, a subsidiary of Curaleaf International, with Verbundvolksbank OWL (the “VOWL Note”) in the amount of €1.9 million, due March 30, 2025. The BHH Note bears interest at a rate of 15% per annum, and interest payments are due quarterly. The VOWL Note bears interest at a rate of 5.9% per annum, and interest payments are due monthly. The VOWL Note is secured by the Company’s deposit account at EWB and is included in the Company’s restricted cash balance. The Company recognized interest expense under other notes payable of $1.2 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively.
Asset-based revolving credit facility

Effective August 25, 2023, the Company entered into an asset-based revolving credit facility with EWB, under which the Company can borrow up to $6.5 million. Upon execution of the credit facility, the Company immediately borrowed $6.5 million (the “EWB Promissory Note”). The EWB Promissory Note bears interest at a rate of 6% per annum, with interest payments due monthly, and has a maturity date of August 25, 2024. The credit facility is secured by the Company’s deposit account at EWB and is classified as restricted cash within Cash, cash equivalents and restricted cash in the Company’s Consolidated Balance Sheet as of December 31, 2023. The principal restrictions on incurring indebtedness includes the requirement to furnish EWB with financial statements and other related information. As of and for the year ended December 31, 2023, the Company was in compliance with its debt covenants. The Company recognized interest expense under the Asset-based revolving credit facility of $0.1 million for the year ended December 31, 2023.
Future maturities
As of December 31, 2023, future principal payments due related to the Company’s notes payable were as follows:

Fiscal year:	Amount
2024	$39,478
2025	86,232
2026	475,024
2027	17
2028	2,111
2029 and thereafter	4,594
Total future debt obligations	$607,456
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 26 — Fair value measurements and financial risk management.

Note 15 — Shareholders’ equity
The authorized and issued share capital of the Company is as follows:
Authorized
In December 2023, in connection with the Company’s TSX listing, the authorized share capital of the Company was amended in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder's option into SVS (the “Exchangeable Shares”) and authorize the issuance of an unlimited number of Exchangeable Shares; and (ii) restate the rights of the SVS to provide for a conversion feature whereby each SVS may at any time, at the holder’s option, be converted into one (1) Exchangeable Share. The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company and are considered “restricted securities” within the meaning of such term under applicable Canadian securities laws. The amendments aim to provide the Company’s shareholders with the option to convert their SVS into Exchangeable Shares if such shareholders prefer to hold non-voting and non-participating shares given the uncertainty and complexity related to cannabis regulations in the U.S.

As of December 31, 2023, the authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”) without par value, (ii) an unlimited number of SVS, without par value and (iii) an unlimited number of Exchangeable Shares, without par value.
Issued
As of December 31, 2023, the Company had 93,970,705 MVS issued and outstanding that were held directly or indirectly by Boris Jordan, the Company's Executive Chairman (“Executive Chairman”).
Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of December 31, 2023 and 2022, the MVS represent approximately 12.8% and 13.1%, respectively, of the total issued and outstanding shares and 68.8% and 69.3%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. At the annual and special meeting of the shareholders of the Company held on September 9, 2021, the shareholders of the Company approved an amendment to the articles of the Company (the “Amendment”) in order to extend the automatic termination of the dual-class structure of the Company, which was previously set to occur on October 25, 2021, and to maintain such dual-class structure until the earlier to occur of: (i) the transfer or disposition of the MVS by the Executive Chairman to one or more third parties which are not permitted holders; (ii) the Executive Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as Nasdaq or The New York Stock Exchange.
As of December 31, 2023 and 2022, the Company had 639,757,098 and 623,520,125, respectively, SVS issued and outstanding; see details of the share balance below. Holders of the SVS are entitled to one vote per share.
As of December 31, 2023, no Exchangeable Shares have been issued.

	SVS	MVS	Total
As of January 1, 2022	614,369,729	93,970,705	708,340,434
Issuance of shares in connection with acquisitions (Note 4)	7,392,857	—	7,392,857
Acquisition escrow shares returned and retired	(980,098)	—	(980,098)
Exercise of stock options (Note 17)	1,269,953	—	1,269,953
Issuance of SVS for settlement of RSUs (Note 17)	1,315,176	—	1,315,176
Share-based compensation (Note 17)	152,508	—	152,508
As of December 31, 2022	623,520,125	93,970,705	717,490,830
Issuance of shares in connection with acquisitions (Note 4)	12,329,002	—	12,329,002
Issuance of shares in connection with public offering	2,700,000	—	2,700,000
SVS contributed to Curaleaf, Inc. in connection with the Reorganization	(254,315)	—	(254,315)
Acquisition escrow shares returned and retired	(350,794)	—	(350,794)
Exercise of stock options (Note 17)	211,775	—	211,775
Issuance of SVS for settlement of RSUs	1,601,305	—	1,601,305
As of December 31, 2023	639,757,098	93,970,705	733,727,803
As of December 31, 2023 and 2022, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 73,372,780 and 71,749,083 SVS, respectively. See Note 17 — Share-based compensation for further detail.
Treasury shares
In connection with the Company’s listing on the TSX and the restructuring of the capital structure of Curaleaf, Inc., 254,315 SVS, valued at cost of $1.1 million, was contributed by the Investor to Curaleaf, Inc. during the year ended

December 31, 2023. In accordance with ASC 205, the Company recognized these contributed SVS within Treasury shares on the Consolidated Balance Sheet as of December 31, 2023. See Note 2 — Basis of presentation and consolidation for further detail.
During the years ended December 31, 2023 and 2022, the Company received back from the escrow agent and concurrently cancelled 350,794 and 980,098 SVS, respectively, that had previously been issued into an escrow account at the Select and Grassroots acquisition dates. The SVS were returned to the Company as the matters subject to be paid via escrow were resolved and/or the escrow resolution periods were completed.
Capital raise
In order for the Company to comply with the conditions precedent to the TSX Listing, on October 3, 2023, the Company closed a marketed offering of 2,700,000 SVS, for total gross proceeds to the Company of C$16.2 million. The SVS were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated September 28, 2023, to the Company's base shelf prospectus dated December 30, 2022, and in the United States on a private placement basis to “qualified institutional buyers” pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws.
Note 16 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the strategic investor entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as the raising of capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf in exchange for Curaleaf equity starting the earlier of change of control or in 2025.
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a separate put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany but no later than the end of 2025, if adult use launch has not occurred by such date.
The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Consolidated Balance Sheets as temporary equity in the amount of $120.7 million and $121.1 million as of December 31, 2023 and 2022, respectively.
Note 17 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Equity Incentive Plan (as amended from time to time, the “LTIP”), which was initially established in connection with the Business Combination and which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.
Share-based compensation expense consists of the following for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Stock options	$7,591	$13,130
Performance stock units	501	—
Restricted stock units	11,918	14,887
Share-based compensation	$20,010	$28,017

Stock options
The Company estimates the fair value of each stock option grant on the date of grant primarily using the Black-Scholes valuation model. In instances where stock option grants have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate a wide range of potential future market conditions and uncertainties that could affect the fair value of the underlying stock options. As of December 31, 2023 and 2022, total unamortized compensation cost related to unvested stock options was $18.3 million and $69.1 million, which the Company expects to recognize over a weighted-average period of 2.31 years and 1.35 years, respectively.
The total intrinsic value of options exercised and the total fair value of shares vested during the year are as follows:

	2023	2022
Total intrinsic value of options exercised	$798	$7,628
Total fair value of shares vested	10,221	24,977
Significant assumptions used to estimate the fair value of the Company’s stock option grants during the year granted consist of the following:

	2023	2022
Expected volatility	68% - 72%	68%% - 70%
Expected life in years	5.4 - 6.7	5.3 - 5.4
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	3.13% - 4.60%	2.81% - 4.13%
Expected volatility is estimated based on the historical volatility, as Management believes this is the best estimate of the expected volatility over the expected life of the Company’s stock options granted. The expected life in years represents the period of time that stock options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the stock options granted. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The Company’s stock option activity and related information during the years ended December 31, 2023 and 2022 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2023	24,539,168	$6.67
Forfeited during the year	(2,569,561)	7.40
Expired during the year	(2,421,729)	9.24
Exercised during the year	(211,775)	0.23
Granted during the year (1)	8,596,500	2.97
Outstanding at December 31, 2023	27,932,603	$5.29	6.29	$34,646
Options exercisable at December 31, 2023	14,967,286	$5.41	4.22	$25,679

(1)Includes stock options the Company issued to the Company’s Executive Chairman during the year ended December 31, 2023 that vest based on the achievement of certain market-based performance goals over the performance period, including the achievement of certain stock price performance targets. There are three stock price targets, based on an average closing price of the Company’s common stock, that can be achieved over the performance period.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2022	23,566,933	$6.76
Forfeited during the year	(1,849,182)	12.86
Expired during the year	(621,945)	4.31
Exercised during the year	(1,269,953)	0.41
Granted during the year	4,713,315	6.67
Outstanding at December 31, 2022	24,539,168	$6.67	6.13	$29,370
Options exercisable at December 31, 2022	15,961,157	$5.60	4.60	$29,290
Performance stock units
During the year ended December 31, 2023, the Company issued PSUs to certain executives that vest based on the satisfaction of service conditions and the achievement of certain annual performance goals, including certain annual revenue and other financial metric targets. As of December 31, 2023, total unamortized compensation cost related to unvested performance stock units was $5.3 million, which the Company expects to recognize over a weighted-average period of 2.18 years. There were no PSUs as of December 31, 2022.
The Company’s PSU activity and related information for the year ended December 31, 2023, are as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	—	$—
Forfeited	(216,251)	2.89
Vested	—	—
Granted	2,240,372	2.89
Unvested at December 31, 2023	2,024,121	$2.89
Restricted stock units
The Company’s RSU activity and related information for the years ended December 31, 2023 and 2022 are as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	4,284,439	$7.44
Forfeited during the year	(1,749,598)	5.66
Released during the year	(1,601,305)	7.77
Granted during the year	5,212,423	3.03
Unvested at December 31, 2023	6,145,959	$4.12
RSUs vested at December 31, 2023	5,832,838

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2022	2,871,779	$11.21
Forfeited during the year	(908,167)	11.26
Vested during the year	(1,511,438)	10.19
Granted during the year	3,832,265	6.60
Unvested at December 31, 2022	4,284,439	$7.44
RSUs vested at December 31, 2022	4,231,533
As of December 31, 2023 and 2022, total unamortized compensation cost related to unvested restricted stock units was $17.9 million and $23.9 million, which the Company expects to recognize over a weighted-average period of 1.83 years and 2.16, respectively.
Note 18 — Selling, general and administrative expense
Selling, general and administrative expenses consist of the following for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Salaries and benefits	$206,787	$211,426
Sales and marketing	41,992	39,747
Rent and occupancy	48,983	49,824
Travel	5,741	10,575
Professional fees	38,631	32,820
Office supplies and services	22,616	27,832
Other	50,023	47,656
Total selling, general and administrative expense	$414,773	$419,880
Advertising costs, which are recorded in Sales and marketing, are expensed as incurred and totaled $12.0 million and $11.3 million for the years ended December 31, 2023 and 2022, respectively.
Note 19 — Other income (expense)
Other (expense) income consists of the following for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Loss on disposal of assets	$(8,541)	$(548)
Gain on investment	2,073	21,952
Modification and extinguishment of debt	2,065	205
Other income (expense), net	4,589	(1,764)
Total other expense, net	$186	$19,845

Note 20 — Revenue disaggregation
Total net revenues consists of the following for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Revenues, net:
Retail revenues	$1,097,172	$1,001,536
Wholesale revenues	243,606	269,042
Management fee income	5,854	4,842
Total revenues, net	$1,346,632	$1,275,420
Note 21 — Income Taxes
For financial reporting purposes, income before taxes from continuing operations includes the following components for the years ended December 31, 2023 and 2022:

	Year ended December 31
	2023	2022
Domestic	$(95,991)	$(62,647)
Foreign	(28,375)	(23,841)
Total	$(124,366)	$(86,488)
Provision for income taxes from continuing operations for the years ended December 31, 2023 and 2022 consisted of the following:

	Year ended December 31,
	2023	2022
Current:
Federal	$121,079	$143,148
State	22,825	43,756
Foreign	123	(304)
Total current	$144,027	$186,600

Deferred:
Federal	$(20,775)	$(8,016)
State	(9,057)	2,625
Foreign	394	(2,387)
Total deferred	$(29,438)	$(7,778)
The Company’s provision for income taxes differs from the result of applying the statutory tax rate to Loss before provision for income taxes, primarily due to state income taxes, penalties and interest on late tax payments, changes in valuation allowances and uncertain tax positions as well as non-deductible expenses, which largely consist of expenses subject to Section 280E disallowance.

A reconciliation of the statutory income tax rate on continuing operations to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2023		2022
Provision for income taxes computed using statutory tax rate	$(18,655)	15%	$(12,973)	15%
Effect of tax rates in foreign jurisdictions	(9,149)	7%	(7,473)	9%
Tax effect of:
State income taxes, net of federal income tax benefit	13,769	(11)%	46,337	(54)%
Share-based compensation	2,033	(2)%	(7,093)	8%
Non-deductible expenses	83,533	(67)%	78,465	(91)%
Increase in uncertain tax position	(12,185)	10%	11,157	(13)%
Increase in valuation allowance	36,042	(29)%	61,918	(72)%
Penalties and interest	19,134	(15)%	4,555	(4)%
Other	67	—%	3,929	(5)%
Provision for income taxes	$114,589	(92)%	$178,822	(207)%
The Company operates in the legal cannabis industry but is subject to Section 280E. Section 280E prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the Controlled Substance Act) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from Gross profit (revenue less cost of goods sold). The application of Section 280E has a significant impact on the retail operations of cannabis and a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators; however, since cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its Gross profit. In addition, for states, within which the Company operates, that align their tax codes with Section 280E, the Company is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses that have been deemed non-allowable as well as a higher effective tax rate than in most industries. The non-deductible expenses shown in the above effective tax rate reconciliation are generated primarily by the impact of applying Section 280E to the Company’s cannabis operations. Other typical non-deductible expenses include lobbying fees.
The IRS has invoked Section 280E in tax audits against various state-legal cannabis businesses in the U.S. Although the IRS has issued a clarification allowing the deduction of certain expenses, the scope of this allowance is interpreted very narrowly, resulting in the non-deductibility of certain customary operating and general administrative costs. While there are currently several pending cases before various administrative and federal courts challenging the restrictions of Section 280E, there is no guarantee that these administrative and/or federal courts will issue an interpretation of Section 280E favorable to the cannabis industry.

The components of the Company’s deferred tax assets and liabilities associated with its continuing operations as of December 31, 2023 and 2022 were as follows:

	2023	2022
Deferred tax assets:
Net operating loss carryforward	$188,944	$161,360
163j Interest Carryovers	57,809	41,596
Stock compensation	10,808	12,906
Accrued and prepaid expenses	3,347	2,593
Other	52	111
Total deferred tax assets	$260,960	$218,566

Deferred tax liabilities:
Depreciation and amortization	$(300,073)	$(312,793)
Inventory	(1,056)	(1,112)
Total deferred tax liabilities	$(301,129)	$(313,905)

Valuation allowance	(256,599)	(212,071)

Net deferred tax liabilities	$(296,768)	$(307,410)
The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more-likely-than-not expected to be unrealized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at the end of each reporting period based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforward periods. Beginning with the tax year ending December 31, 2022, the Company began filing consolidated federal and applicable state income tax returns for all entitles eligible for inclusion. As of December 31, 2023, the Company performed the assessment as to whether a valuation allowance was required on certain of its deferred tax assets for the consolidated group and separately for non-included entities. As a result of this assessment, the Company determined that it appropriate to establish a valuation allowance against the deferred tax assets generated by certain of its U.S. federal and U.S. state operations as well as its international operations in France, U.K. and Germany.
At December 31, 2023, the Company had federal and state tax loss carryforwards of $586.9 million, which expire between 2024 and 2043, and at December 31, 2022, the Company had federal and state tax loss carryforwards of $542.4 million, which began expiring in 2023 through 2042. At December 31, 2023 and 2022 the Company had foreign tax loss carryforwards of $1.5 million and $0.7 million, respectively, which expire in 2034. At December 31, 2023 and 2022, the Company had federal and state tax loss carryforward of $589.6 million and $517.7 million, respectively, which will never expire. At December 31, 2023 and 2022, the Company had foreign tax loss carryforwards of $97.5 million and $80.3 million, respectively, which will never expire.
The Company accounts for the undistributed earnings of the Group as a temporary difference, except for the undistributed earnings of its foreign subsidiaries that are deemed to be indefinitely reinvested in foreign jurisdictions. The Company considers the earnings and profits of its foreign subsidiaries to be indefinitely reinvested.
Under IRC 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation,” as defined in Section 382. Future changes in the Company’s equity ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price consideration could result in an “ownership change.” If an “ownership change” has occurred, or does occur in the future, the Company may be limited in its utilization of its NOL carryforwards and/or other tax attributes, which could potentially result in increased future tax liabilities for the Company.

The following table summarizes the activity within the Company’s unrecognized tax benefits from continuing operations for the year ended December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Balance at beginning of the year	$70,888	$38,099
Additions based on tax positions related to the current year	8,313	7,386
Additions for tax positions of prior years	(896)	7
Additions based on acquisitions	(485)	30,122
Lapse of statute	(20,889)	(4,726)
Balance at the end of the year	$56,931	$70,888
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the end of the reporting period. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for the U.S. federal, U.S. state and foreign jurisdictions in which the Company operates. The Company’s Consolidated Financial Statements reflect tax benefits recognized by the Company on those tax positions where it is more-likely-than-not that a tax benefit will result upon ultimate settlement with a taxing authority in possession of all relevant information. The Company has not recognized any tax benefits associated with those income tax positions where it is not more-likely-than-not that a tax benefit will result in its Consolidated Financial Statements.
As of December 31, 2023 and 2022, the Company recorded $0.5 million and nil, respectively, of unrecognized tax benefits in short-term liabilities and $56.4 million and $70.9 million, respectively, of unrecognized tax benefits in other long-term liabilities. As of December 31, 2023 and 2022, $21.0 million and $25.4 million, respectively, of these unrecognized tax benefits were recorded as a result of acquisitions and are subject to indemnifications. Since the Company has collateral and/or other deferred consideration sufficient to cover any potential resulting indemnification liability; therefore, the Company has recognized a non-current tax receivable within Income tax receivable on its Consolidated Balance Sheets. The Company expects there is a reasonable possibility that unrecognized tax benefits in the range of $10.9 million to $21.3 million will change within 12 months due to lapses of statutes and possible settlements with tax authorities. As of December 31, 2023 and 2022, included in the balances of unrecognized tax benefits, is $35.9 million and $45.5 million, respectively, of unrecognized tax benefits that if recognized, would impact the Company’s effective tax rate.
The Company recognizes interest and penalties, if any, related to unrecognized tax positions in the provision for income taxes or in long-term tax receivable if associated with the acquisitions mentioned above. As of December 31, 2023 and 2022, the Company accrued interest and penalties of $(1.6) million and $2.2 million, respectively, for its uncertain tax positions as a component of income tax expense. As of December 31, 2023, the Company also had accrued interest and penalties of $13.1 million, for its uncertain tax positions as a component of short-term tax liabilities and long-term tax receivable, respectively.
The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign taxing authorities, where applicable. As of December 31, 2023, the Company is currently under examination by the IRS for tax years 2016, 2017 and 2018. As of December 31, 2023, Curaleaf Northshore, Inc. (formerly known as Alternative Therapies Group, Inc.), a subsidiary of Curaleaf, Inc., has effectively settled its examination by the IRS for the 2018 tax year. In the above referenced IRS examination for the tax years 2016, 2017 and 2018, the IRS proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E; however, the Company is defending its tax reporting before the IRS, and the outcome of this audit remains unclear. The Company also intends to litigate any further such challenges out of the belief that all of its other tax positions can be sustained under an examination by the IRS. The ultimate resolution of tax matters could have a material effect on the Company’s consolidated financial statements in future reporting periods. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. As of December 31, 2023, the Company’s tax years from 2016 through 2018 remain open due to the ongoing tax audit mentioned above; tax year 2019 is closed due to the lapse of the applicable statute of limitations and tax years 2020 through 2023 remain open.

Note 22 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the years ended December 31, 2023 and 2022 was calculated as follows:

	Year ended December 31,
	2023	2022
Numerator:
Net loss from continuing operations	$(238,955)	$(265,310)
Less: Net loss attributable to redeemable non-controlling interest	(9,140)	(6,833)
Net loss from continuing operations attributable to Curaleaf Holdings, Inc.	(229,815)	(258,477)
Net loss from discontinued operations	(51,382)	(111,622)
Net loss attributable to Curaleaf Holdings, Inc.	$(281,197)	$(370,099)

Denominator:
Basic weighted-average common shares outstanding	724,124,894	711,159,444
Effect of dilutive stock options to purchase common stock	7,771,793	9,327,248
Effect of dilutive restricted stock awards	2,519,282	2,092,432
Effect of dilutive performance-based stock awards	1,301,874	—
Effect of dilutive convertible debt	4,282,600	—
Effect of dilutive contingent shares	4,074,000	6,347,584
Pro forma diluted weighted-average common share outstanding (1)	744,074,443	728,926,708

Per share – basic and diluted(1):
Loss per share from continuing operations, net of loss attributable to non-controlling interest	$(0.32)	$(0.36)
Loss per share from discontinued operations	(0.07)	(0.16)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.39)	$(0.52)
(1)As a result of the net losses incurred by the Company from its continuing operations and its discontinued operations for the year ended December 31, 2023 and 2022, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities (ex: LTIP share-based awards and convertible debt); and as such, is the same as basic net loss per share for each period presented.
Note 23 — Segment reporting
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
Following a change in the Company’s Chief Executive Officer during the second quarter of 2022 and the finalization of the change in the Company’s organizational and internal financial reporting structure in 2022, management concluded that the Company had two operating segments, which were also its reportable segments: (i) Domestic operations and (ii) International operations. In October 2023, the Company announced the decision to adopt a decentralized operating model, structured to enhance the partnerships between the Company’s regional teams and the Company’s shared service teams. The restructure did not change the Company’s operating segments. These two operating/reportable segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.

The following tables present certain financial by reportable segment as of and for the years ended December 31, 2023 and 2022. The CODM does not review total assets or net income (loss) by operating/reportable segment; therefore, such information is not presented.

	Domestic	International	Total
December 31, 2023:
Revenues, net	$1,285,625	$61,007	$1,346,632
Gross profit	591,908	22,541	614,449
Long-lived assets	2,349,338	328,636	2,677,974

	Domestic	International	Total
December 31, 2022:
Revenues, net	$1,240,986	$34,434	$1,275,420
Gross profit	615,360	11,059	626,419
Long-lived assets	2,431,662	330,472	2,762,134
Note 24 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers with the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements.
Dividend Restriction
The Company has no record of paying dividends, and its ability to pay dividends depends on the results of operations and subject to applicable laws and regulations, which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing the debt. The Company is permitted to declare and pay dividends, as long as the Company is not in default with respect to the Senior Secured Notes – 2026 and maintains compliance with certain provisions therein specific to restrictions of incurrence of indebtedness.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.
Among other legal disputes, the Company is currently, or was during the two most recently completed fiscal years, involved in the following proceedings related to material disputes:
Sentia Wellness
On January 6, 2022, Measure 8 Ventures, LP and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”) filed suit against Nitin Khanna and six other former officers, directors and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County, alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc. and certain other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty and tortious interference in connection with the Company’s acquisition of Cura Partners, Inc. In addition, the third-party complaint alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the other third-party plaintiffs sought actual damages in an amount of $515 million and other relief. Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal, which was subsequently signed by the judge and which dismissed without prejudice all of the plaintiffs’ claims against Curaleaf Holdings, Inc. and Cura Partners, Inc.
The remaining claims were settled in October 2023 by all parties, pursuant to which Curaleaf, its affiliates, their respective officers, directors and employees were released without any liability, payment of consideration of any kind or admission of liability.
Connecticut Arbitration
Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC (“Doubling Road Holdings”), the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require PalliaTech CT, LLC (PalliaTech CT), or any of its affiliates, purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio. The Stipulation of Settlement provided, among other things, that PalliaTech CT would purchase the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS and (3) 2,016,859 additional SVS following completion of a Settlement Second Appraisal, dated December 12, 2019. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the Holders’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter ended December 31, 2022.
Parallel Illinois, LLC
On April 1, 2021, Curaleaf and the owners of the Illinois Assets (the “Plaintiffs”) signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, total consideration for the purchase of the Illinois Assets was $100 million, which consisted of cash consideration of $60 million and equity consideration of $40 million in Parallel stock, as well as earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating Parallel was not in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declaring the definitive agreements to purchase the Illinois Assets terminated. On February 2, 2022, the Company filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, the Company determined that the $10 million deposit received from Parallel was no longer refundable and, accordingly, recognized a gain of $10 million within Other income, net in the Consolidated Statements of Operations during the year ended December 31, 2022. In September 2023, the Company and Parallel entered into a Confidential Settlement Agreement to settle the dispute in full (the “Parallel Settlement Agreement”). Under this agreement, the Company is to receive $0.5 million upon the consummation and closing of a restructuring, foreclosure or sale transaction involving all or substantially all the assets of Parallel and its subsidiaries, subject to certain conditions. As part of this settlement, Parallel formally released its claims against the Plaintiffs, including with respect to any claim for return of the $10 million deposit. See Note 5 — Assets and liabilities held for sale for further detail.

Note 25 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related, if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between the related parties.
The following table summarizes the Company’s transactions with related parties during the years ended December 31, 2023 and 2022:

	Year ended December 31,		As of December 31,
Transaction	2023	2022	2023	2022

Consulting fees (1)	$915	$1,269	$—	$—
Travel and reimbursement (2)	45	382	—	—
Rent expense reimbursement (3)	—	72	—	—
Platform fees (4)(6)	2,069	2,309	—	—
Senior Secured Notes - 2026 (5)	886	879	10,000	10,000
	$3,915	$4,911	$10,000	$10,000
_________________________________________________
(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by Measure 8). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.4 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.4 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively.
(2)Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)Rent expense reimbursement relate to a sublease between Curaleaf NY LLC and Measure 8 as well as a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board Member. There are on-going contractual commitments related to both lease arrangements.
(4)During the first quarter of 2023, Leaf Trade, Inc. (“Leaf Trade”) and SD Technologies (“Sweed”) completed a business combination. Measure 8 acquired a 5.86% stake in the new holding company, High Tech Holdings, Inc., and received a seat on the board of directors. Leaf Trade provides Curaleaf with their B2B platform for Curaleaf’s Wholesale sector in exchange for fees to use the platform.
(5)Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. For the years ended December 31, 2023 and 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC’s direct equity interests. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.
(6)Fyllo provides platform fees -- Board member Mitchell Kahn is also on the board for Fyllo.
Note 26 — Fair value measurements and financial risk management
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt and a redeemable non-controlling interest contingency. The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying value and fair value of the Company’s long-term notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023. The carrying value and fair value of the Company’s long-term notes payable was $622.7 million and $563.5 million, respectively, as of December 31, 2022.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill for further details.
Recurring fair value measurements

	Fair value measurements as of December 31, 2023 using:
	Level 1	Level 2	Level 3	Total
Deferred consideration liabilities	$—	$43,652	$—	$43,652
Contingent consideration liabilities	—	—	16,625	16,625
	$—	$43,652	$16,625	$60,277

	Fair value measurements as of December 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Deferred consideration liabilities	$—	$61,300	$—	$61,300
Contingent consideration liabilities	—	—	29,110	29,110
	$—	$61,300	$29,110	$90,410
Level 2
The fair value of the deferred consideration relates to the Tryke acquisition as discussed in Note 4 — Acquisitions. Consideration to be paid in cash on the first, second and third anniversaries of the closing date was valued with a discount rate, consisting of the Company’s credit spread and a risk-free rate, of 18.2%, 18.0% and 17.8%, respectively. The liabilities accrete in value until the payment due date, with changes in the value recognized within Interest expense on the Consolidated Statements of Operations.
Level 3
The fair value of the Company’s Contingent consideration liability as of December 31, 2023 and 2022 were measured using the following Level 3 inputs:
•EMMAC: present value of EMMAC’s achievement regulatory approval for recreational cannabis and meeting certain revenue targets in the U.K. market. The following discount rates were utilized in the determination of the present value of the liabilities.
◦Regulatory approval for recreational cannabis – 11.6% in 2022 and 13.1% in 2023.
◦Revenue targets in the U.K. market – 11.2% in 2022.
•Four20: present value of SVS to be issued utilized a discount rate of 13.5% for the second tranche of shares to be issued in September 2024.
There were no transfers between fair value levels during the years ended December 31, 2023 and 2022.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2023 and 2022, is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers, and all cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables accounts. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.
The Company’s aging of trade receivables as of December 31, 2023 and 2022 is as follows:

	Year ended December 31,
	2023	2022
0 to 90 days	$47,633	$40,019
91 to 180 days	6,925	3,423
181 days +	1,102	1,737
Total accounts receivable, net	$55,660	$45,179
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet the financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. See Note 14 – Notes Payable – Senior Secured Notes - 2026. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes to the former Bloom owners in the aggregate of $160 million. The first set of secured promissory notes, with total principal of $50 million, matured in January 2023. The Restructured Bloom Note (i.e. the second set of secured promissory notes) has total principal of $47.5 million that is comprised of an Installment Amount of $31 million, which is payable in ten equal monthly installments from January 18, 2024 to October 18, 2024 and a Conversion Amount of $16.5 million, which has a maturity date of January 18, 2025. The Installment Amount bears interest of 10% and the Conversion Amount may be convertible, subject to the TSX prior approval, at the option of the Bloom lenders or the Company in certain circumstances. The third set of promissory notes are convertible promissory notes, with total principal of $60 million, that mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments on the Bloom Notes – 2025 are not required until maturity, when all principal and accrued interest will become due. At the option of the sellers of Bloom, the third set of promissory notes may be settled by the Company issuing SVS at maturity. See Note 14 — Notes payable – Bloom Notes for further details.

In addition to the commitments outlined in Note 11 — Leases, Note 14 — Notes payable and Note 24 — Commitments and contingencies, the Company had the following financial obligations as of December 31, 2023 and 2022:

	< 1 Year	1 to 3 Years	Total
December 31, 2023:
Accounts payable	$79,319	$—	$79,319
Accrued expenses	101,311	—	101,311
Other current liabilities	1,256	—	1,256
Contingent consideration liability	11,901	4,724	16,625
Uncertain tax position	—	79,142	79,142
Other long-term liability	—	1,346	1,346
	$193,787	$85,212	$278,999

	< 1 Year	1 to 3 Years	Total
December 31, 2022:
Accounts payable	$80,789	$—	$80,789
Accrued expenses	103,311	—	103,311
Other current liabilities	1,723	—	1,723
Contingent consideration liability	18,538	10,572	29,110
Uncertain tax position	—	94,516	94,516
Other long-term liability	—	313	313
	$204,361	$105,401	$309,762
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of December 31, 2023 and 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.
Capital Management
The Company’s primary objective when managing capital is to continually provide returns to the its shareholders and benefits to its other stakeholders. To achieve this objective, the Company implemented processes designed to ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and to maintain adequate levels of funding to support the Company’s ongoing operations and development.
The capital structure of the Company consists of shareholders’ equity and debt, net of cash and cash equivalents. The Company manages and makes adjustments to its capital structure, based on changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 27 — Variable interest entities
For further detail on the variable interest entities consolidated within the Consolidated Financial Statements, see Basis of consolidation within Note 2 — Basis of presentation and consolidation. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations.
The following table presents summarized financial information about the Company’s variable interest entities as of and for the years ended December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	Curaleaf, Inc	Curaleaf, Inc
Included in Consolidated Balance Sheets:
Current assets	$356,037	$552,607
Non-current assets	2,371,221	2,462,114
Current liabilities	924,456	917,905
Non-current liabilities	914,807	1,009,701
Equity attributable to Curaleaf Holdings, Inc.	711,380	1,016,691

	For the years ended December 31,
	2023	2022
	Curaleaf, Inc	Curaleaf, Inc
Included in Consolidated Statements of Operations:
Revenues	$1,282,701	$1,298,652
Net loss attributable to Curaleaf Holdings, Inc.	$211,467	$349,324
Note 28 — Subsequent events
Four20 Loan Agreement
On January 1, 2024, Four20 converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (“Canymed”), into a note receivable in the amount of €0.8 million. The note assures collectability of the overdue accounts receivable outstanding and is secured by collateral of assets in an amount equal to the outstanding balance. The note is inclusive of interest of 8% and is payable as a lump sum on June 30, 2024. Canymed can elect to make prepayments, in minimum installments of €0.1 million.
Acquisition of Dark Heart Nursery
On January 17, 2024, the Company acquired all assets of Grace & Co. (dba Dark Heart Nursery) via forgiveness of a $7.0 million promissory note made to Grace & Co and additional consideration of $1.0 million, as well as 100% of the equity of a small cultivation facility from Half Moon Nursery, Inc. for consideration of $0.7 million. The acquisition of the Grace & Co. assets provides the Company with the opportunity to continue expanding its domestic and international operations as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory), the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international. The determination of the purchase price allocation is still pending, as the Company is in the process of finalizing the valuation of identifiable assets acquired and liabilities assumed. The Company expects to complete the purchase price allocation by the quarter ending March 31, 2024.
Supply Agreement Amendment with Northern Green Canada, Inc.
On January 23, 2024, the Company amended and restated its Strain Exclusivity Supply Agreement with Northern Green Canada, Inc. (“NGC”) in order for NGC to be able to meet the supply demands of the Company for its European operations, especially in the U.K. and Germany. Under the Amendment, the Company agrees to advance NGC a total of €0.8 million to be used by NGC for the sole purpose of financing the construction and working capital related to a new grow room. The new grow room will be used to increase NGC’s growing capacity for certain designated products to be supplied to the Company. The grow room is expected to be completed within six months after the start of construction.The advance will be reimbursed by NGC to the Company through rebates on the supply of the products to be grown in the new grow room to be purchased by the Company.
Can4Med S.A. Acquisition
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A. for total consideration of €1.5 million, which consists of equal parts cash consideration and equity consideration. Additionally, the transaction includes contingent consideration that is dependent on the Company’s future performance. Can4Med S.A. is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med S.A. strategically positions the Company to continue expanding its International operations. The determination of the purchase price allocation is still pending, as the Company is in the process of finalizing the valuation of identifiable assets acquired and liabilities assumed. The Company expects to complete the purchase price allocation by the quarter ending March 31, 2024.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As of and for the Years Ended
December 31, 2023 and 2022
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(Amounts in thousands, except share and per share amounts)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the years ended December 31, 2023 and 2022 prepared as of March 6, 2024. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2023 and 2022 (the “Consolidated Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries and majority-owned subsidiaries as well as legal entities in which it, directly or indirectly, holds a controlling financial interest. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2023 (the “Annual Information Form” or the “AIF”), are available on the Company’s website at www.curaleaf.com, through the SEDAR+ website at www.sedarplus.ca, or through the EDGAR website at www.sec.gov/edgar. The Company adopted the accounting principles generally accepted in the United States of America (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) as the basis of preparation for the comparative 2023 and 2022 annual financial statements effective for the year-ended December 31, 2023. Previously, the Company’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the period up to and including the nine-months ended September 30, 2022. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”).
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing (as defined below); risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may be subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares (“SVS”) on the TSX; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes – 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of our SVS; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for SVS for holders of the Company’s securities who live in the U.S.; shareholders having little or no rights to participate in the Company’s business affairs; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks;as well as those risk factors discussed under the heading “Risk Factors” in the AIF and the other risk factors described herein.
The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
OVERVIEW OF THE COMPANY
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the U.S. and is headquartered in New York, New York. As of December 31, 2023, in the U.S., the Company had

consolidated operations in 17 states and operated 145 dispensaries, 18 cultivation sites and 24 processing sites, through which the Company sells cannabis through wholesale channels. The Company places a premium on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota and Pennsylvania. As of December 31, 2023, the Company’s discontinued operations include four dispensaries, 10 cultivation sites and four processing sites located within California, Colorado, Kentucky, Maine, Michigan and Oregon. In Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the U.K. and Germany and licensed medical cannabis distribution in the U.K., Germany and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the supply of medical cannabis directly to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Italy and Germany.
The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult use customers through brand strategies intended to build trust and loyalty.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.
The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.
In order to achieve its strategy, the Company has completed several acquisitions since its formation and expects to continue to actively pursue other acquisitions, dispositions and investment opportunities in the future.

Formerly known as Lead Ventures, Inc., the Company was incorporated under the laws of British Columbia, Canada on November 13, 2014. On October 25, 2018, the Company completed a reverse takeover transaction and completed a related private placement, which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market (“OTCQX”) under the symbol “CURLF”.

On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”). In connection with the TSX Listing, the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
On December 30, 2022, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and on January 3, 2023, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-269109) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

Basis of consolidation
Included in the Consolidated Financial Statements are the following wholly-owned and majority-owned subsidiaries of the Company as well as legal entities in which the Company held a controlling financial interest as of December 31, 2023 and 2022:

		2023	2022
Business name	Operations Location	Ownership %(1)
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
Curaleaf, Inc.	NY	—	100%

(1) Based on % of voting interests held by the Company.
Change in ownership
The Company previously had a 100% investment in a wholly-owned subsidiary, Curaleaf Inc., via its ownership of all of the shares of common stock of Curaleaf, Inc. In connection with the TSX Listing, the Company proceeded with the necessary internal reorganization (the “Reorganization”) of its U.S. operations, in order to meet the conditions set forth in the TSX conditional approval. Among other things, the capital structure of Curaleaf, Inc. was restructured in December 2023, such that it is now comprised of the following three classes of equity:
1. Class A Common Stock (voting, sole share)
2. Class B Common Stock (non-voting, 999 shares)
3. Class C Common Stock (voting, none issued)
Pursuant to such Reorganization, the 100 shares of common stock in Curaleaf, Inc. previously held by the Company was automatically exchanged for 999 shares of Class B Common Stock. The Class B Common Stock does not provide for voting rights but are exchangeable into shares of Class C Common Stock of Curaleaf, Inc., which is voting and participating, at any time. Concurrently with the Reorganization, Curaleaf, Inc. entered into a subscription agreement (the “Subscription Agreement”) with a third party investor not affiliated with the Company (the “Investor”), pursuant to which Curaleaf, Inc. issued the Investor one share of Class A Common Stock in consideration for 254,315 of the SVS then-owned by the Investor that had an aggregate market value of $1.1 million. Following completion of the Reorganization, the Company holds all of the issued and outstanding Class B Common Stock, representing 99.9% of the economic ownership of Curaleaf, Inc., on an as-converted basis, and the Investor holds all of the issued and outstanding Class A Common Stock of Curaleaf, Inc., representing 100% of the voting rights of Curaleaf, Inc.
As a result of the limited rights associated with the Class B Common Stock, concurrently with the Reorganization, the Company entered into a protection agreement with Curaleaf, Inc. (the “Protection Agreement”) providing for certain negative covenants in order to preserve the value of the Class B Common Stock held by the Company until such time as the Class B Common Stock is converted into Class C Common Stock by the Company, including among other things, prohibitions on Curaleaf, Inc.’s organizational documents amendments, changes to the authorized share capital of Curaleaf, Inc., changes to the board of directors of Curaleaf, Inc., material changes to the business conducted by Curaleaf, Inc. or the making of loans or capital expenditures above certain specified thresholds, the whole except with the prior written consent of the Company or as required by applicable laws. Concurrently with the Reorganization, the Company and the Investor, as shareholders of Curaleaf, Inc., entered into a shareholders agreement with respect to Curaleaf, Inc. (the “Shareholders’ Agreement”), to establish, among other things, the rights and obligations arising out of or in connection with the ownership of the Class A Common Stock and the Class B Common Stock. Under the Shareholders’ Agreement, Curaleaf, Inc. holds a call right to repurchase all of the Class A Common Stock issued to the Investor at any time, and the Investor has the right to appoint a director to the Curaleaf, Inc.’s board of directors and a put right exercisable following the occurrence of certain stated events and after the five (5) year anniversary of the Shareholders’ Agreement subject to certain parameters to ensure the maintaining of the TSX Listing.
Please refer to the Section “Corporate Structure - TSX Listing and U.S. Reorganization” of the Annual Information Form for more information about the TSX Listing, the Reorganization and a description of the material terms of the Subscription Agreement, the Protection Agreement and the Shareholders' Agreement. The Annual Information Form as well as copies of the amended and restated articles of Curaleaf, Inc., the Shareholders Agreement and the Protection Agreement are available under the Company's profile on SEDAR+ and on EDGAR.

The terms and conditions set forth in the Protection Agreement and the Shareholders’ Agreement collectively resulted in the Company retaining a controlling financial interest in Curaleaf, Inc. As a result, the Consolidated Financial Statements continue to include all the accounts of Curaleaf, Inc. and its wholly-owned subsidiaries as well as the legal entities in which Curaleaf, Inc., directly or indirectly, holds a controlling financial interest.
The following table presents the wholly-owned subsidiaries of Curaleaf, Inc. as well as the entities in which Curaleaf, Inc., directly or indirectly, held a controlling financial interest as of December 31, 2023 and 2022:

		2023	2022
Business name	Operations Location	Ownership %(1)
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf DH, Inc.	CA	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	AL	100%	100%
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	100%	—
Windy City Holding Company, LLC*	IL	—	—
Grassroots OpCo AR, LLC*	AR	—	—
Remedy Compassion Center, Inc*	ME	—	—
Broad Horizon Holdings, LLC*	MA	—	—

(1) Based on % of voting interests held by Curaleaf, Inc. with the exception of the entities which Curaleaf, Inc. consolidates as variable interest entities.

* Consolidated by Curaleaf, Inc. as a variable interest entity.
Non-controlling interests (“NCI”)
Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the difference between the carrying value and fair value of the retained interest recorded as a gain or loss.
Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders’ equity in the consolidated balance sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at the end of the reporting period.
Company Performance and Objectives
The Company is currently active in numerous cannabis programs across the U.S. and internationally. In the U.S., 47 states have legalized some form of legalized cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 24 states have legalized cannabis for adult-use. In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed, and product can be sold between jurisdictions.
While the Company seeks to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis to processing the cannabis into oils and other formulated products and, ultimately, to selling the end-product to customers and/or patients.
The Company plans to continue to support the growth of its consolidated U.S. operations via expansion in three dimensions: (1) the acquisition of licenses in limited-license markets, (2) an accrued presence in current markets and (3) the optimization of exposure in mass markets, subject in each case to the requirements of the TSX applicable to the Company and its consolidated group following the Reorganization and the TSX Listing. The Company also plans to continue investing internationally, in an effort to expand its vertically integrated presence in major medical markets across Europe and, as such, position itself to benefit from the potential legalization of adult-use across Europe.
Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that are awarded, thus forming high barriers to entry, limited market participants and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.
Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each jurisdiction.
Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries but may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment and/or lack of enforcement against the respective illicit markets), the Company intends to optimize its exposure by rationalizing its operations down to an asset-light structure, where its brands can maintain presence through licensing.
International Expansion. The Company believes it is currently the largest vertically integrated operator in the medical markets of Europe, with leading share in certain of its markets and the broadest overall footprint. The Company will continue to invest in vertical integration across Europe, in the form of licenses, production, medical clinics, brands and products, in order to grow its current share and position itself to benefit from the potential legalization of adult-use cannabis.
The Company expects acquisition-related costs as well as marketing and selling expenses to increase as it expands its presence in current markets and expands into new markets, both domestically and internationally. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through its continued expansion.

Operating Segments
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”). Following a change in the Company’s Chief Executive Officer during the second quarter of 2022 and the finalization of the change in the Company’s organizational and internal financial reporting structure in 2022, management concluded that the Company had two operating segments, which were also its reportable segments: (i) Domestic operations and (ii) International operations. In October 2023, the Company announced the decision to adopt a decentralized operating model, structured to enhance the partnerships between the Company’s regional teams and the Company’s shared service teams. The restructure did not change the Company’s operating segments. These two operating/reportable segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
Domestic Operations
As of December 31, 2023, Curaleaf, Inc. derives the majority of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2023, over 95% of the Company’s consolidated operations are in the U.S. The Company is involved in both the adult use and medical cannabis industry in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah; and has partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania.
For further details on the Company’s operations in the U.S., see the section “Regulatory Environment: Issuers with United States Cannabis-Related Activities – The U.S. States The Company Operates In, Their Legal Framework and How It Affects Our Business” of this MD&A.
International Operations
In April 2021, the Company completed the acquisition of EMMAC Life Sciences Limited (which has since been renamed Curaleaf International Limited (“Curaleaf International”)), the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the U.K., Germany, Italy, Spain, Portugal, Switzerland and Malta.
On September 16, 2022, Curaleaf International Holdings Limited (“International Holdings”) completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis.
On July 5, 2023, Terra Verde LDA, a subsidiary of International Holdings, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A. Can4Med S.A. is Poland’s first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med S.A. provides the Company with the opportunity to continue expanding its international operations.
The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license that enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Company’s AIF for more information on the risks to which the Company’s international operations are subjected.
Principal Products and Services
The Company and its affiliates operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company cultivates, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing, such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing, such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles.
In most of the U.S. and European markets in which the Company operates, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands and in Curaleaf dispensaries. The Company is committed to being the industry’s leading resource in education and advancement through research and advocacy and is focused on developing a trusted, national brand.
The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operations.
•Cultivation: The Company’s U.S. cultivation facilities have 289 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor and two-tier indoor cultivation.
•Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in medical product formulation.
•Formulation and Quality Control: The Company’s U.S. processing facilities produce a wide spectrum of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
The Company’s research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products and on understanding the medical benefits of cannabis.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables, such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.
The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s research and development activities operate on an on-going basis, as the Company continually seeks to improve current methods for its licensed businesses.
Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities, including Imperial College and Institute for Cancer Research. This program has included in vitro experiments, which have helped discover the mechanism of action of cannabinoids and terpenes in blocking pain signals. In addition, these experiments have also yielded the optimum ratios of cannabinoids and terpenes best used in the treatment of pain. These experiments have been published across four studies in the Journal of Pain Research and the International Journal of Molecular Sciences between 2021 and 2023.

In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry (the “U.K. Registry”), now the largest European real-world patient registry on medical cannabis prescribing. The U.K. Registry performed two analyses of the Company’s own branded and manufactured cannabis medicines for the treatment of pain in UK patients. These analyses revealed positive findings in patients prescribed oils, dried flower and a combination of the Company’s products. The results of the two analyses have been subsequently presented at international scientific conferences and published in the Journal of Clinical Pharmacology in 2022 and the Expert Review of Neurotherapeutics in April 2023. A further study examining the outcomes of the Company’s own branded and manufactured medical cannabis oils and dried flower across all conditions highlighted positive outcomes at 12 months in quality of life, sleep quality and anxiety. Three additional evaluations of the Company’s medical cannabis products in chronic pain, anxiety and fibromyalgia have also been completed. The results of these were presented at the International Cannabinoid Research Society’s annual conference in Toronto in June 2023. They have also all been submitted for peer-reviewed publication, one of which has been accepted in the journal ‘International Clinical Psychopharmacology’.

The Company has continued to be an industry leader in publishing real-world evidence in Europe. At present, 21 research publications have arisen from the UK Medical Cannabis Registry, covering chronic pain, anxiety, fibromyalgia, autism spectrum disorder, ADHD, PTSD, depression, inflammatory bowel disease, headaches and childhood epilepsy. This collective research has received two awards to date from the Japanese Society of Neuropsychopharmacology and the journal ‘Neuropsychopharmacology Reports’.

In addition, the Company has published 13 further peer-reviewed research articles, of which five have been published in 2023, that demonstrate the value patients place in the Company’s own research performed using the UK Medical Cannabis Registry, alongside providing expert commentary on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and attention-deficit hyperactivity disorder. The Company has published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K., which is strategically important in the future education of patients, public and healthcare professionals.

In 2023, the Company presented 20 research abstracts across the International Cannabinoid Research Society 2023 conference, the British Pain Society National Meeting and the Society for the Study of Addiction Annual Meeting. Of these, 15 contained outcomes from the Registry. Finally, the Company has a total of 11 studies submitted for peer review at present, with the majority of these expected to be published during the first half of 2024.
Production and Sales
As of December 31, 2023, the Company had 18 cultivation facilities in the U.S. totaling approximately 1.3 million square feet as well as 24 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care.
The Company’s primary method of sales in the U.S. currently occurs through its licensed dispensaries across the U.S. In addition, certain of the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with all regulations applicable in those U.S. states. In Nevada, Utah and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, the Company’s dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the U.K., Germany and Switzerland and a medical cannabis pharmacy (direct to patient) in the U.K. as well as by supplying medical cannabis wholesale to several jurisdictions, including Italy and Germany.
The Company aims to expand dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access to its customers and meet the demands of an evolving retail landscape.
Intellectual Property
The Company has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, the Company ensures confidentiality through the use of non-disclosure and confidentiality agreements.
The Company has one federally registered patent with the United States Patent and Trademark Office (“USPTO”) and one pending patent application. Additionally, as of December 31, 2023, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and the Company is actively pursuing the filing of additional trademarks. All federal registered trademarks in the U.S. are subject to renewal 10 years from the date of registration. As of December 31, 2023, Curaleaf had 71 state trademark registrations. The Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks registered and pending in various international jurisdictions.
In addition to its patent and trademarks, the Company owned, as of December 31, 2023, numerous website domains, including www.curaleaf.com, as well as numerous accounts across all major social media platforms.
The Company maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.
Competitive Conditions
The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as for shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, there are also a number of illegally operating dispensaries, which serve as competition. In some markets such as New York, the number of illegal retail dispensaries has been publicly reported to far exceed the number of legal (licensed) cannabis dispensaries. Moreover, competition from illegal operators is not limited to the retail market segment itself. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants as a result of the limited availability of state licenses and/or local permitting as well as stringent operating requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production resources, marketing resources and experience than the Company.
For additional details on the competition faced by the Company, refer to the “Risk Factors” section in the AIF. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, refer to the “Regulatory Environment: Issuers with United States Cannabis-Related Assets” section in this MD&A. The Company, through International Holdings, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the AIF.
Components of Our Results of Operations
U.S. Operations
Revenue
Retail and Wholesale Revenue
The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.
Internationally, the Company also derives retail revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland and Germany.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers are recognized as a reduction of revenue at the time of sale. Those earned points are recognized as Accrued expenses on the Consolidated Balance Sheets, until redeemed, expired or forfeited.
Management Fee Income
Management fee income primarily represents revenue related to management services agreements (“MSAs”) pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
Cost of Goods Sold
Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers within U.S. state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates and edibles. Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities and facilities costs associated with cultivation.
Gross Profit
Gross profit is revenue less cost of goods sold. The Company does not utilize all available capacity, as the Company has built operations ahead of current capacity needs with the expectation that the Company will continue to grow and in preparation of market expansion, due to the introduction of adult-use in certain U.S. states as well as market growth. The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.
Operating Expenses
Domestically, salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. Internationally, salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but such operating expenses are expected to level off as operations are scaled in each market.
Domestically, sales and marketing expenses consist of selling costs to support the Company’s retail stores, including branding and marketing expenses and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening. Internationally, sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of International Holdings’ medical cannabis products and are focused in two key markets, U.K. and Germany. The Company expects selling costs to increase as more markets come online and patient numbers increase in existing markets.
Professional fees consist of accounting, legal and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.
Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees and new business development expenses.

Other Income (Expense)
Interest income
The Company had notes receivable with various parties that earned interest income.
Interest expense
Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.
Other income, net
Other income, net consists of interest expenses related to lease liabilities, gains and losses related to investments, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt and impairment losses. In the Company’s International operations, Other income, net primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company as well as gains and losses on the disposal of assets and liabilities.
Provision for income taxes
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable.
Domestically, as the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code (“Section 280E”), which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA, as defined herein) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross profit. Section 280E has a significant impact on the retail side of cannabis and a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators; however, because cannabis remains a Schedule I controlled substance for U.S. federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Certain states in which the Company operates align their tax codes with Section 280E; therefore, restricting the Company from deducting normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.
SELECTED ANNUAL INFORMATION
The following table sets forth selected financial information for the years indicated that was derived from our Financial Statements and the respective accompanying notes prepared in accordance with GAAP. See “Results of Operations for the Years ended December 31, 2023 and 2022” in this MD&A for additional details.

The consolidated financial information set out below may not be indicative of the Company’s future performance:

				Variance
	Year Ended December 31, (1)			2023 vs. 2022		2023 vs. 2021
	2023	2022	2021	$	%	$	%
Revenues, net	$1,346,632	$1,275,420	$1,195,987	$71,212	6%	$150,645	13%
Cost of goods sold	732,183	649,001	626,156	83,182	13%	106,027	17%
Gross profit	614,449	626,419	569,831	(11,970)	(2)%	44,618	8%
Operating expenses	571,566	561,431	511,258	10,135	2%	60,308	12%
Other expense, net	(167,249)	(151,476)	(120,770)	(15,773)	10%	(46,479)	38%
Income tax expense	(114,589)	(178,822)	(152,445)	64,233	(36)%	37,856	(25)%
Net loss from continuing operations	(238,955)	(265,310)	(214,642)	26,355	(10)%	(24,313)	11%
Net loss from discontinued operations	(51,382)	(111,622)	—	60,240	(54)%	(51,382)	100%
Net loss	$(290,337)	$(376,932)	$(214,642)	$86,595	(23)%	$(75,695)	35%
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.39)	$(0.52)	$(0.29)	$0.13	(25)%	$(0.10)	34%

(1) The years ended December 31, 2023 and 2022 are as presented within the Consolidated Financial Statements and have been restated for discontinued operations, first announced on January 26, 2023, pursuant to ASC 205, Presentation of Financial Statements. The year ended December 31, 2021 is as originally filed with SEDAR+ and EDGAR on March 9, 2022.

The following tables summarize revenue by segment for the years ended December 31, 2023, 2022 and 2021:

				Variance
	Year ended December 31,			2023 vs. 2022		2023 vs. 2021
	2023	2022	2021	$	%	$	%
Domestic revenues, net:
Retail revenue	$1,076,101	$991,316	$854,418	$84,785	9%	$221,683	26%
Wholesale revenue	206,600	246,414	320,975	(39,814)	(16)%	(114,375)	(36)%
Management fee income	2,924	3,256	1,825	(332)	(10)%	1,099	60%
Total domestic revenues, net	$1,285,625	$1,240,986	$1,177,218	$44,639	4%	$108,407	9%

				Variance
	Year ended December 31,			2023 vs. 2022		2023 vs. 2021
	2023	2022	2021	$	%	$	%
International revenues, net:
Retail revenue	$21,071	$10,220	$5,541	$10,851	106%	$15,530	280%
Wholesale revenue	37,006	22,628	12,736	14,378	64%	24,270	191%
Management fee income	2,930	1,586	492	1,344	85%	2,438	496%
Total international revenues, net	$61,007	$34,434	$18,769	$26,573	77%	$42,238	225%
The following table summarizes total assets and long-term financial liabilities as of December 31, 2023 and 2022:

	As of
	December 31, 2023	December 31, 2022
Total assets	$3,096,576	$3,414,560
Long-term liabilities	1,431,250	1,516,874

KEY DEVELOPMENTS DURING THE YEAR ENDED DECEMBER 31, 2023
•During the year ended December 31, 2023, the Company opened nine new retail locations, closing the year with 145 retail locations and serviced 910 wholesale partner accounts.
•On December 29, 2023, the Company entered into an agreement with the lenders under the Bloom Note – 2024, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note has a principal of $47.5 million that is comprised of an installment amount of $31 million (the “Installment Amount”), payable in ten equal installments between January 18, 2024 and October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”), which has a maturity date of January 18, 2025 (the “Conversion Amount Maturity Date”). The Installment Amount bears interest of 10%. Subject to the approval of the TSX, the Bloom lenders have the right to convert the Conversion Amount in its entirety into SVS at any point up to the maturity date using a conversion price of $3.8528 (the “Conversion Price”), which would result in the issuance of 4,282,599 SVS (the “Conversion Shares”) to the Bloom lenders. Subject to the approval of the TSX, in the event that the trading price of the SVS is less than the Conversion Price at the close of business on the trading day prior to the Conversion Amount Maturity Date, the Company may elect to satisfy the Conversion Amount through the issuance of the Conversion Shares to the Bloom lenders. This transaction resulted in a loss on extinguishment of debt of $1.4 million, which the Company recognized in Other income (expense) on the Consolidated Statements of Operations.
•On December 12, 2023, the Company commenced sales of wholesale adult use products across the state of New York.
•On December 12, 2023, the Company announced it had complied with all the conditions listed in the conditional listing approval delivered by the TSX in connection with the listing of its SVS on the TSX. The Company’s SVS commenced trading on the TSX on December 14, 2023 under the symbol “CURA” (the “TSX Listing”). In connection with the TSX Listing, the SVS were delisted from the CSE at the close of markets on December 13, 2023.
•In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience Management Group, Inc. to Zenbarn Ventures, Inc. (“Zenbarn”) for cash consideration of $2.8 million, subject to working capital adjustments. In connection with the sale, the Company also signed an interim management services agreement with Zenbarn to provide certain administrative and operational support services. The sale, which remains contingent on regulatory approval, is expected to be completed by the quarter ended June 30, 2024.
•The Company signed a definitive agreement to sell its rights to the assets of Curaleaf Maine Adult Use, Inc. to Dirigo Naturals, LLC (“Dirigo”) in November 2023. The purchase agreement includes cash consideration of $0.1 million and the assumption of select liabilities. In connection with the sale, the Company also signed an interim management services agreement with Dirigo to operate the business on behalf of the Company. Closing of the sale, which remains contingent on regulatory approval, is expected to occur by the end of the quarter ending March 31, 2024. During the year ended December 31, 2023, the Company recorded a loss on disposal of $0.4 million.
•On October 13, 2023, the Company issued to the Four20 sellers 701,531 SVS as a “true up” payment due on the first anniversary of the closing of the Four20 acquisition in accordance with the share purchase agreement governing such acquisition.
•On October 12, 2023, the Company issued to the seller under the Tryke Acquisition (as defined herein) 5,142,919 SVS as part of the installment consideration payment due on the first anniversary of the closing of acquisition, pursuant to the Membership Purchase Agreement, signed November 8, 2021 and amended on October 4, 2022.
•In order for the Company to comply with the conditions precedent to the TSX Listing, on October 3, 2023, the Company announced the closing of its marketed offering of SVS for total gross proceeds to the Company of C$16.2 million. The SVS were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated September 28, 2023 to the Base Shelf Prospectus and in the U.S. on a private placement basis to “qualified institutional buyers” pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws.
•During the quarter ended September 30, 2023, the Company committed to a planned closure of its operations in Kentucky and Michigan and of its adult-use operations in Maine. These planned closures represent a strategic shift that will have a major effect on the Company’s operations and financial results. These discontinued operations are a component of the Company’s domestic reportable segment.
•Effective August 25, 2023, the Company entered into an asset-based revolving credit facility with East West Bank (“EWB”), under which it subsequently borrowed $6.5 million (the “ EWB Promissory Note”). The EWB Promissory Note bears interest at a rate of 6% per annum, with interest payments due monthly, and has a maturity date of August 25, 2024.
•Effective July 7, 2023, the Company began adult-use cannabis sales at its dispensary in Groton, Connecticut.
•On July 5, 2023, Terra Verde LDA, a subsidiary of International Holdings, acquired the assets of Clever Leaves’ EU-GMP certified cannabis processing facility in Setubal, Portugal.
•On July 1, 2023, the effective date of the legalization of adult-use cannabis in Maryland, the Company began adult-use cannabis sales at its four Maryland dispensaries.
•The Company signed an asset purchase agreement, effective July 1, 2023, for the sale of its operations in Oregon to Hotbox Farms LLC (“Hotbox Farms”). The sale, which remains subject to regulatory approval, is expected to be completed by the end of the quarter ending March 31, 2024. In connection with this sale, the Company also signed a MSA with Hotbox Farms to provide certain administrative and operational support services and a licensing agreement to use certain of its intellectual property.
•During the second quarter of 2023, the Company completed a sale of certain discontinued operations in Colorado and recorded a pre-tax loss of $2.0 million.
•On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult-use license for cultivation and processing as well as the adult-use licenses for two of its three dispensaries in New Jersey (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the director and staff of the CRC that the Company had met all the conditions for license renewal and their recommendation that its adult-use licenses be renewed. The Company appealed the CRC Board’s decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed a motion for an injunction with the New Jersey Courts (the “NJ Court”) to maintain its adult-use licenses. On April 17, 2023, prior to the review of the application for an injunction by the NJ Court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s adult-use licenses, subject to certain conditions. If the CRC Board determines that the Company has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, inclusive of fines and/or the revocation of its renewed adult-use licenses. The Company believes it has met those conditions and/or the CRC Board acted outside its authority in imposing such conditions. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under the Company’s profile.
•On April 10, 2023, the Company completed the acquisition of Deseret Wellness LLC, the largest cannabis retail operator in Utah, for consideration of cash and stock valued in the aggregate at approximately $20 million.
•On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado and Oregon as well as the consolidation of their cultivation and processing operations in Massachusetts to a single facility in Webster that will ultimately result in the full closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The closures related to California, Colorado and Oregon, met ASC 205 held for sale criteria and qualify as discontinued operations under ASC 205.
•On January 10, 2023, the Company received a hybrid producer license from Connecticut’s Department of Consumer Protection, and on January 27, 2023, the Company launched adult-use cannabis sales at its dispensary in Stamford, Connecticut followed by the adult-use cannabis sales at its Hartford, Connecticut dispensary on March 1, 2023.
KEY DEVELOPMENTS SUBSEQUENT TO DECEMBER 31, 2023
Four20 Loan Agreement
On January 1, 2024, Four20 converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (“Canymed”), into a note receivable in the amount of €0.8 million. The note assures collectability of the overdue accounts receivable outstanding and is secured by collateral of assets in an amount equal to the outstanding balance. The note is inclusive of interest of 8% and is payable as a lump sum on June 30, 2024. Canymed can elect to make prepayments, in minimum installments of €0.1 million.
Acquisition of Dark Heart Nursery
On January 17, 2024, the Company acquired all assets of Grace & Co. (dba Dark Heart Nursery) via forgiveness of a $7.0 million promissory note made to Grace & Co and additional consideration of $1.0 million, as well as 100% of the equity of a small cultivation facility from Half Moon Nursery, Inc. for consideration of $0.7 million. The acquisition of the Grace & Co. assets provides the Company with the opportunity to continue expanding its domestic and international operations as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory), the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
Supply Agreement Amendment with Northern Green Canada, Inc.
On January 23, 2024, the Company amended and restated its Strain Exclusivity Supply Agreement with Northern Green Canada, Inc. (“NGC”) in order for NGC to be able to meet the supply demands of the Company for its European operations, especially in the U.K. and Germany. Under the Amendment, the Company agrees to advance NGC a total of $0.8 million to be used by NGC for the sole purpose of financing the construction and working capital related to a new grow room. The new grow room will be used to increase NGC’s growing capacity for certain designated products to be supplied to the Company. The grow room is expected to be completed within six months after the start of construction.The advance will be reimbursed by NGC to the Company through rebates on the supply of the products to be grown in the new grow room to be purchased by the Company.
Can4Med S.A. Acquisition
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares Can4Med S.A. Can4Med S.A. is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med S.A. provides the Company with the opportunity to continue expanding its International operations. As of the filing date of the Consolidated Financial Statements, the determination of the purchase price allocation is still pending. The Company is in the process of finalizing the valuation of identifiable assets acquired and liabilities assumed. Management expects to complete the purchase price allocation by the quarter ending March 31, 2024.

RESULTS OF OPERATIONS – CONSOLIDATED
Years Ended December 31, 2023 and 2022
The following table summarizes the Company’s results of operations for the years ended December 31, 2023 and 2022.

			Variance
	Year ended December 31,		2023 vs. 2022
	2023	2022	$	%
Revenues, net:
Retail revenues	$1,097,172	$1,001,536	$95,636	10%
Wholesale revenues	243,606	269,042	(25,436)	(9)%
Management fee income	5,854	4,842	1,012	21%
Total revenues, net	1,346,632	1,275,420	71,212	6%
Cost of goods sold	732,183	649,001	83,182	13%
Gross profit	614,449	626,419	(11,970)	(2)%
Gross profit margin	46%	49%
Operating expenses	571,566	561,431	10,135	2%
Income from operations	42,883	64,988	(22,105)	(34)%
Total other expense, net	(167,249)	(151,476)	(15,773)	10%
Loss before provision for income taxes	(124,366)	(86,488)	(37,878)	44%
Provision for income taxes	(114,589)	(178,822)	64,233	(36)%
Net loss from continuing operations	(238,955)	(265,310)	26,355	(10)%
Net loss from discontinued operations	(51,382)	(111,622)	60,240	(54)%
Net loss	(290,337)	(376,932)	86,595	(23)%
Less: Net loss attributable to non-controlling interest	(9,140)	(6,833)	(2,307)	34%
Net loss attributable to Curaleaf Holdings, Inc.	$(281,197)	$(370,099)	$88,902	(24)%
Comparison of the Years Ended December 31, 2023 and 2022
Revenues
Revenue for the year ended December 31, 2023 was $1,346.6 million, an increase of $71.2 million, or 6%, compared to revenues of $1,275.4 million, for the year ended December 31, 2022. The increase in revenues was driven by an increase of $95.6 million in retail revenues, which was partially offset by a decrease of $25.4 million in wholesale revenues. The increase in retail revenues was primarily due to the positive impact from the Tryke acquisition completed in the fourth quarter of 2022, the Deseret acquisition completed in the second quarter of 2023, organic growth resulting from the opening of several new dispensaries in the U.S. and the commencement of adult-use sales in New Jersey, Maryland, Connecticut and New York. Offsetting the increase in retail revenues was the negative impact of market conditions, limited supply available for wholesale sales and increased competition amongst wholesalers. International operations contributed approximately $26.6 million of the increase in the Company’s revenues.
Cost of goods sold
Cost of goods sold for the year ended December 31, 2023 was $732.2 million, an increase of $83.2 million or 13%, compared to cost of goods sold of $649.0 million for the year ended December 31, 2022. The increase in cost of goods sold correlated with the increase in revenue as discussed above. Additionally, cost of goods sold for December 31, 2023, was burdened by unabsorbed costs associated with capacity reductions in certain operational facilities and inventory valuation adjustments.
Gross profit
Gross profit for the year ended December 31, 2023 was $614.4 million, or 46% of revenue, compared to $626.4 million, or 49% of revenue, for the year ended December 31, 2022. The change in gross profit is directly attributable to the drivers of the changes in revenue and cost of goods sold as described above.

Operating expenses

			Variance
	Year ended December 31,		2023 vs. 2022
	2023	2022	$	%
Salaries and benefits	$206,787	$211,426	$(4,639)	(2)%
Sales and marketing	41,992	39,747	2,245	6%
Rent and occupancy	48,983	49,824	(841)	(2)%
Travel	5,741	10,575	(4,834)	(46)%
Professional fees	38,631	32,820	5,811	18%
Office supplies and services	22,616	27,832	(5,216)	(19)%
Other	50,023	47,656	2,367	5%
Total selling, general and administrative expense	414,773	419,880	(5,107)	(1)%
Depreciation and amortization	136,783	113,534	23,249	20%
Share-based compensation	20,010	28,017	(8,007)	(29)%
Total operating expenses	$571,566	$561,431	$10,135	2%
Total operating expenses for the year ended December 31, 2023 were $571.6 million, an increase of $10.1 million, or 2%, compared to $561.4 million for the year ended December 31, 2022. Total operating expenses represented 42% and 44% of total revenues for the years ended December 31, 2023 and 2022, respectively. The increase in total operating expenses was primarily attributable to organic and acquisitional growthCompany during the year ended December 31, 2023, as described in the revenues section above. The Company opened nine new retail locations, commenced adult-use sales in New Jersey, Maryland, Connecticut and New York, and continued to make strategic acquisitions and dispositions during the year ended December 31, 2023. The operating expenses most unfavorably impacted by these operational developments included Depreciation and amortization. In addition, Professional fees increased primarily as a result of certain unique transactions, such as the restatement of prior period financials and the TSX Listing. Offsetting these increased operating expenses were reductions in Travel, Office supplies and services and Salaries and benefits, as a result of various cost savings initiatives implemented in 2023.
Other expense, net

			Variance
	Year ended December 31,		2023 vs. 2022
	2023	2022	$	%
Interest income	$23	$136	$(113)	(83)%
Interest expense	(57,966)	(55,201)	(2,765)	5%
Interest expense related to lease liabilities and financial obligations	(42,416)	(33,641)	(8,775)	26%
Loss on impairment	(67,076)	(82,615)	15,539	(19)%
Other income, net	186	19,845	(19,659)	(99)%
Total other expense, net	$(167,249)	$(151,476)	$(15,773)	10%
Total other expense, net for the year ended December 31, 2023 was $167.2 million, compared to $151.5 million for the year ended December 31, 2022. The net increase in total other expense totaling $15.8 million is primarily attributable to the gains on investments recognized in the prior year related to the Grassroots and EMMAC Life Sciences Limited (“EMMAC”) acquisitions, which was significantly higher than the gain on investments recognized in the current year related to the Company’s acquisition of Deseret Wellness (“Deseret”) and Clever Leaves’, partially offset by losses resulting from disposals of assets as a result of the Company’s discontinued operations. In addition, interest expense related to lease liabilities and financial obligations increased from prior year due to financial obligations incurred to fund organic expansion of the Company’s existing cultivation and processing facilities in certain states, as well as growth in its retail footprint with the opening of several new retail dispensaries subsequent to December 31, 2022.

Provision for income taxes
The Company recorded income tax expense of $114.6 million for the year ended December 31, 2023, a decrease of $64.2 million, or 36%, compared to $178.8 million in the prior year. The decrease was primarily due to the release of uncertain tax positions as a result of the expiration of the statute of limitations for the 2019 tax year, a decrease in valuation allowances for the 2023 tax year and the benefit of certain states decoupling from Internal Revenue Code Section 280E.
Net loss from continuing operations
Net loss from continuing operations for the years ended December 31, 2023 and 2022 was $239.0 million and $265.3 million, respectively, which represents a decrease in loss of $26.4 million, or 10%. The decrease in net loss from continuing operations is the result of the aggregate net impact of the aforementioned factors discussed in the “Results of Operations” section of this MD&A.
Net loss from discontinued operations
Net loss from discontinued operations for the years ended December 31, 2023 and 2022 was $51.4 million and $111.6 million, respectively, which represents a decrease in loss of $60.2 million, or 54%. The decrease in net loss from discontinued operations, net of tax was primarily due to the Company’s decision in 2023 to exit operations and market the net assets of its operating entities in California, Colorado, Kentucky, Maine (adult-use only), Michigan and Oregon. During the year ended December 31, 2023, the Company incurred restructuring-related expenses, such as losses from impairment of assets as the Company disposed and/or wound down its operations in the aforementioned states.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service and for general corporate purposes. To date, the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021 and the overnight marketed public offering of SVS completed on October 3, 2023. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments and to repay or refinance indebtedness depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections herein for additional details.
As of December 31, 2023, the Company had $91.8 million of Cash and cash equivalents and negative working capital of $75.4 million (current assets minus current liabilities), compared with $163.2 million of Cash and cash equivalents and $155.6 million of working capital as of December 31, 2022. The decrease of $231.0 million in working capital was primarily due to decreases in cash on hand, inventories and assets held for sale at December 31, 2023, as compared to December 31, 2022.
The Company is generating cash from asset sales and dispositions and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.
The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.
Recent Financing Transactions
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475.0 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200.0 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.
The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was June 15, 2022.
The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty ranging from 8% to a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024, with a premium of 4%; between June 15, 2024 and June 14, 2025, with a premium of 2%, or June 15, 2025 or after, without a premium.

In December 2023, in connection with the TSX Listing, the Note Indenture was amended pursuant to a second supplemental indenture dated December 12, 2023, in order to facilitate the implementation of the Reorganization. Copies of the Note Indenture and the second supplemental indenture are available on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners in the aggregate of $160 million. The first set of secured promissory notes totaling $50 million matured in January 2023 (the “Bloom Note - 2023”); the Bloom Note - 2023 bore interest at the rate of 6% per annum and interest payments were due quarterly. The second set of promissory notes totaling $50 million was due to mature in January 2024 (the “Bloom Note - 2024”) and bore interest at the rate of 6% per annum, with interest payments due quarterly.
The third set of promissory notes are convertible promissory notes with a principal amount totaling $60 million that matures in January 2025 (the “Bloom Note - 2025”) and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.
There are no prepayment penalties on the Bloom Notes.
As part of a settlement agreement reached on March 21, 2023, between the Company and the former owners of Bloom, the parties to the settlement agreement agreed to reduce the future principal payments of the Bloom Note – 2023 and Bloom Note – 2024 by $10.0 million in the aggregate. The principal of the Bloom Note - 2023 was reduced by $6 million to $44 million, which equaled the principal payment the Company made in January 2023 with respect to the Bloom Note - 2023. The remaining $4 million was applied to reduce the principal of the Bloom Note - 2024 to $46 million. This transaction resulted in a Gain on modification of debt of $3.3 million, which the Company recognized in Other income, net on the Consolidated Statements of Operations.
On December 29, 2023, the Company entered into an agreement with the lenders under the Bloom Note - 2024, pursuant to which the Bloom Note - 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note has a principal of $47.5 million that is comprised of an Installment Amount of $31 million, payable in ten equal monthly installments between January 18, 2024 and October 18, 2024 and which bears interest of 10% and an interest-free Conversion Amount of $16.5 million, which has a maturity date of January 18, 2025. Subject to the approval of the TSX, the Bloom lenders have the right to convert the Conversion Amount in its entirety into SVS at any point up to the maturity date using a conversion price of $3.8528; which would result in the issuance of 4,282,599 SVS to Bloom lenders. Subject to the approval of the TSX, and in the event that the trading price of the SVS is less than the Conversion Price, at the close of business on the trading day prior to the Conversion Amount Maturity Date, the Company may elect to satisfy the Conversion Amount through issuance of the Conversion Shares to the Bloom lenders.
Asset-based revolving credit facility
Effective August 25, 2023, the Company entered into an asset-based revolving credit facility with East West Bank, under which the Company subsequently borrowed $6.5 million. The EWB Promissory Note bears interest at a rate of 6% per annum, with interest payments due monthly, and has a maturity date of August 25, 2024. The credit facility is secured by the Company’s deposit account at EWB. As of and for the year ended December 31, 2023, the Company was in compliance with its debt covenants. The Company recognized interest expense under the Asset-based revolving credit facility of $0.1 million for the year ended December 31, 2023.
Equity Offering
In order for the Company to comply with the conditions precedent to the TSX Listing, on October 3, 2023, the Company closed a marketed offering of SVS, for total gross proceeds to the Company of C$16.2 million. The SVS were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated September 28, 2023, to the Company's base shelf prospectus dated December 30, 2022 and, in the U.S., on a private placement basis to “qualified institutional buyers” pursuant to exemptions from the registration requirements of the Securities Act and applicable state securities laws.
Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Year ended December 31,		Variance
	2023	2022	$	%
Net cash provided by (used in) operating activities from:
Continuing operations	$91,244	$67,722	$23,522	35%
Discontinued operations	(15,983)	(21,319)	5,336	(25)%
Net cash provided by operating activities	75,261	46,403	28,858	62%
Net cash (used in) provided by investing activities from:
Continuing operations	(80,953)	(210,184)	129,231	(61)%
Discontinued operations	2,266	(9,696)	11,962	(123)%
Net cash used in investing activities	(78,687)	(219,880)	141,193	(64)%
Net cash (used in) provided by financing activities from:
Continuing operations	(66,994)	41,813	(108,807)	(260)%
Discontinued operations	(23)	(19)	(4)	21%
Net cash (used in) provided by financing activities from continuing operations	(67,017)	41,794	(108,811)	(260)%
Net increase in restricted cash	—	—	—	—%
Net decrease in cash, cash equivalents and restricted cash	$(70,443)	$(131,683)	$61,240	(47)%

Operating Activities
The Company’s operating activities provided $75.3 million and $46.4 million of cash during the year ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, cash provided by operating activities from continuing operations was primarily attributable to income from operations, partially offset by cash payments for taxes, operating and finance lease liabilities and debt service during the period. For the year ended December 31, 2022, cash provided by operating activities was driven by timing of vendor payments along with decreases in Inventories, net consistent with the Company’s inventory management rationalization and strategy in 2022.
Investing Activities
The Company’s investing activities used $78.7 million and $219.9 million during the year ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, cash used in investing activities from continuing operations was primarily attributable to purchases of property and equipment. For the year ended December 31, 2022, cash used in investing activities was primarily attributable to cash payments in connection with acquisitions the Company completed in 2022 as well as purchases of property and equipment. See Note 4 — Acquisitions of the Consolidated Financial Statements for further detail.
Financing Activities
The Company’s financing activities used $67.0 million of cash during the year ended December 31, 2023 and provided $41.8 million of cash during the year ended December 31, 2022. For the year ended December 31, 2023, cash used in financing activities was primarily due to principal payments on the Company’s finance leases, long-term debt and deferred consideration resulting from acquisitions in prior years. For the year ended December 31, 2022, cash provided by financing activities was driven by proceeds received from financing transactions related to failed sale leaseback arrangements of $65.2 million.
Contractual Obligations and Commitments
The Company leases space for its offices, cultivation centers and retail dispensaries. Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.
The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Consolidated Balance Sheet. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.
The Company leases machinery and equipment under leases that are of low-value or short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2023 and 2022 were immaterial.

Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates up to 8% per annum:

Fiscal year:	Amount
2024	$39,478
2025	86,232
2026	475,024
2027	17
2028	2,111
2029 and thereafter	4,594
Total future debt obligations	$607,456
Maturities of the Company’s lease liabilities, under non-cancelable leases, as of December 31, 2023 are as follows:

	Operating Leases	Finance Leases	Financial Obligations
Year ending December 31,
2024	$28,298	$26,820	$29,518
2025	26,291	27,371	30,273
2026	25,294	27,709	31,086
2027	23,960	28,273	28,953
2028	22,385	27,722	29,772
2029 and thereafter	53,521	150,895	239,477
Total undiscounted remaining minimum lease payments	179,749	288,790	389,079
Less: imputed interest	(53,358)	(119,401)	(174,407)
Total discounted remaining minimum lease payments	$126,391	$169,389	$214,672
SUMMARY OF QUARTERLY RESULTS

	Three months ended
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Revenues, net	$345,269	$333,172	$335,550	$332,641	$340,189	$325,813	$320,641	$288,777
Cost of goods sold	189,077	183,120	187,788	172,198	220,554	158,119	142,878	127,450
Gross profit	156,192	150,052	147,762	160,443	119,635	167,694	177,763	161,327
Operating expenses	142,225	134,839	152,040	142,464	151,729	135,179	141,635	132,888
Other expense, net	(74,593)	(51,167)	(20,359)	(21,129)	(105,652)	(23,964)	(3,117)	(18,743)
Net loss from continuing operations	(57,652)	(70,833)	(66,589)	(43,881)	(176,385)	(41,420)	(16,124)	(31,379)
Net loss from discontinued operations, net of tax	(7,995)	(22,896)	(7,903)	(12,588)	(86,366)	(12,734)	(5,638)	(6,883)
Net loss	(65,647)	(93,729)	(74,492)	(56,469)	(262,751)	(54,154)	(21,762)	(38,262)
Less: Net (loss) income attributable to redeemable non-controlling interest	(2,419)	(1,382)	(3,250)	(2,089)	(2,418)	(2,767)	127	(1,775)
Net loss attributable to Curaleaf Holdings, Inc.	$(63,228)	$(92,347)	$(71,242)	$(54,380)	$(260,333)	$(51,387)	$(21,889)	$(36,487)
Loss per share - basic and diluted	$(0.09)	$(0.13)	$(0.10)	$(0.08)	$(0.36)	$(0.07)	$(0.03)	$(0.05)
Weighted average SVS outstanding - basic and diluted	733,514,919	725,319,477	719,269,057	718,117,628	715,796,271	709,638,533	709,965,526	708,897,273
Over the last eight quarters, revenue has been impacted by the following factors:
•Organic and acquisitional growth over the period, as disclosed further below;
•Divestiture of certain discontinued operations; and

•Launch and expansion of new dispensaries in our existing markets.
Over the last eight quarters, net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Costs associated with adjustments to assets held for sale carrying values;
•Timing of leases signed, and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•The timing and nature of transaction costs incurred in connection with the Company’s acquisitions over the period;
•Costs incurred in connection with the TSX Listing and related Reorganization; and
•Increased labor and product costs due to inflationary factors.
RECENT ACQUISITIONS
During the year ended December 31, 2023, the Company completed the following acquisitions:
(i)Q2 2023: Deseret Wellness, LLC;
(ii)Q3 2023: Clever Leaves.
During the year ended December 31, 2022, the Company completed the following acquisitions:
(i)Q1 2022: Bloom Dispensaries;
(ii)Q1 2022: Sapphire Medical Clinics Limited Sapphire Medical;
(iii)Q2 2022: Natural Remedy Patient Center, LLC;
(iv)Q3 2022: Pueblo West Organics;
(v)Q3 2022: Four20 Pharma GmbH;
(vi)Q3 2022: Broad Horizon Holdings, LLC;
(vii)Q4 2022: Tryke Companies (dba Reef Dispensaries).
Further details on the acquisitions completed during the year ended December 31, 2023, are as follows:
Deseret Wellness, LLC
On April 6, 2023, the Company completed the acquisition of Deseret, the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition includes three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates.

Clever Leaves’ Asset Acquisition
On July 5, 2023, Terra Verde LDA, a subsidiary of International Holdings, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal. The Clever Leaves acquisition strategically positioned the Company to begin expanding its cultivation capacity at Terra Verde to meet the expected growth across Europe, especially within the Company’s core markets: UK and Germany.
Further details on the acquisitions completed during the year ended December 31, 2022, are as follows:
Bloom Dispensaries
On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition included four retail dispensaries located in the cities of Phoenix, Tucson, Peoria and Sedona as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. The Bloom acquisition strengthened the Company’s production and retail sales capabilities in the Arizona market.
Sapphire Medical Clinics Limited
On January 31, 2022, Curaleaf International Limited, a subsidiary of Curaleaf International, completed the acquisition of 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a Care Quality Commission (CQC) registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the U.K. The acquisition of Sapphire Medical expanded the Company’s vertical integration of its business within the U.K.
NRPC Management, LLC
On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”), a dispensary in Safford, Arizona, operates pursuant to a management services agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in Arizona. The acquisition of NRPC Management provided the Company with the opportunity to continue expanding its domestic operations. The Company subsequently relocated the NRPC license to a new dispensary in Scottsdale, Arizona.
Broad Horizon Holdings, LLC
During the third quarter of 2022, the Company entered into an agreement with Broad Horizons Holdings, LLC (“BHH”) as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with ASC 810, Consolidation (“ASC 810”), the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022.
Pueblo West Organics
On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition, see Note 5 — Assets and liabilities held for sale for further details. The acquisition of PWO provided Curaleaf with additional capacity to achieve further vertical integration in Colorado.
Four20 Pharma GmbH
On September 16, 2022, International Holdings completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and International Holdings have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany but no later than the end of 2025, if adult use launch has not occurred by such date.

Tryke Companies
On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator. Upon closing of the acquisition, the Company owned and began operating six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip and North Las Vegas. Tryke’s product portfolio, comprised of a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD, was highly complementary to the Company’s existing portfolio. The Tryke acquisition well-positioned the Company to expand its operations in Arizona, Nevada and Utah and offer consumers and retailers an even broader selection of premium cannabis products.
OFF-BALANCE SHEET ARRANGEMENTS
As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The Company incurred the following transactions with related parties during the years ended December 31, 2023 and 2022.

	Year ended December 31,		December 31,
Transaction	2023	2022	2023	2022
Consulting fees (1)	$915	$1,269	$—	$—
Travel and reimbursement (2)	45	382	—	—
Rent expense reimbursement (3)	—	72	—	—
Platform fees (4)(6)	2,069	2,309	—	—
Senior Secured Notes - 2026 (5)	886	879	10,000	10,000
	$3,915	$4,911	$10,000	$10,000
________________________________
(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by Measure 8). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.4 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.4 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively.
(2)Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(4)During the first quarter of 2023, Leaf Trade, Inc. (“Leaf Trade”) and SD Technologies (“Sweed”) completed a business combination. Measure 8 acquired a 5.86% stake in the new holding company, High Tech Holdings, Inc., and received a seat on the board of directors. Leaf Trade provides Curaleaf with their B2B platform for Curaleaf’s Wholesale sector in exchange for fees to use the platform.
(5)Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. For the years ended December 31, 2023 and 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC’s direct equity interests. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.
(6)Fyllo provides platform fees -- Board member Mitchell Kahn is also on the board for Fyllo.
The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of the Company’s executive management team and management directors. Key management personnel compensation and other related party expenses for the years ended December 31, 2023 and 2022 were as follows:

	Year ended December 31,
Key management personnel compensation	2023	2022
Short-term employee benefits	$5,326	$7,129
Other long-term benefits	34	44
Share-based payments	6,323	13,121
	$11,683	$20,294
CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES
The Company has implemented all applicable GAAP standards recently issued by the FASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
New Accounting Guidance - Recently Adopted
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”). ASU 2022-03 clarified that a contractual restriction on the sale of an equity security is not considered part of the unit of account of an equity security. As a result, such restriction is not considered in measuring fair value of the equity security. ASU 2022-03 is effective for all other entities for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years, with early adoption permitted. The Company early adopted and applied ASU 2022-03, prospectively, as of the quarter ended September 30, 2023, noting no material impact to the Company’s Consolidated Financial Statements.
New Accounting Guidance - Recently Issued
In August 2023, the FASB issued ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, among other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. ASU 2023-05 is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments in ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB Codification with the SEC’s regulations. ASU 2023-06 is effective, for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in the Consolidated Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends or subsequent settlements and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. See Note 27 — Variable interest entities of the Consolidated Financial Statements for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. See Note 4 — Acquisitions of the Consolidated Financial Statements for further detail.
Share-based compensation
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the stock option or units. In estimating fair value, management is required to make certain significant assumptions and estimates such as the expected life of stock options or units, volatility of the Company’s future share price, risk free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 17 — Share-based compensation of the Consolidated Financial Statements for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350. In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the Company’s reporting units. In addition, determining the composition of the Company’s reporting units require significant management judgment. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. Developing these estimates require significant management judgment and are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net of the Consolidated Financial Statements for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information. See Note 21 — Income Taxes of the Consolidated Financial Statements for further detail.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities, should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale of the Consolidated Financial Statements for further detail.
Discontinued Operations
The Company classifies held for sale assets and liabilities as discontinued operations in accordance with ASC 205. A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as discontinued operations and/or held for sale. of the Consolidated Financial Statements for further detail. See Note 6 — Discontinued operations of the Consolidated Financial Statements for further detail.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company's disclosure and controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act), is a process designed by, or under the supervision of, the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and is effected by the Company's Board of Directors, management and other personnel, for the purpose of providing reasonable assurance regarding the reliability of the Company’s financial reporting process and preparation of Consolidated Financial Statements in accordance with U.S. GAAP. The Company's disclosure controls and procedures include policies and procedures that (1) relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's Consolidated Financial Statements in accordance with U.S. GAAP and the proper authorization of receipts and expenditures in accordance with the Company’s delegation of authority policies and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's Consolidated Financial Statements. Management, including the CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 and have concluded that said disclosure controls and procedures were effective as of December 31, 2023.
Limitations on Effectiveness of Controls and Procedures
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate due to changing conditions or the degree of compliance with policies and procedures may deteriorate.
Management Report on Internal Controls over Financial Reporting
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013). Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2023. PKF O'Connor Davies, LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their report which is included herein.

Remediation Status of Previously Reported Material Weaknesses

The Company previously disclosed material weaknesses in its internal control over financial reporting as of December 31, 2022. The Company has implemented various initiatives to address the previously reported material weaknesses in internal control over financial reporting. During the year ended December 31, 2023, management implemented necessary remediation actions and concluded that each of the previously reported material weaknesses were remediated. The Company’s key remedial initiatives included:

Material Weakness	Control Enhancement or Mitigant	Remediation Status
Control Environment
Management implemented organizational enhancements to the control environment, including (i) on-going training and instruction to executive management, accounting, legal, IT and sales teams, to enhance their understanding of relevant internal controls over financial reporting requirements and U.S. accounting principles with regards to, among other things, review and approval of significant revenue transactions; (ii) implementation of enhanced policies, including the Company’s Business Conduct and Ethics Code and (iii) performance of an analysis on the sufficiency of accounting resources. This analysis included additional resource hiring and use of external specialists with an appropriate level of knowledge, experience and training that is commensurate with the complexity of accounting for certain transactions and of financial reporting requirements.
Remediated

Information Technology General Controls
Management implemented enhancements to the IT general control environment, including (i) hiring additional personnel with requisite knowledge and experience to mitigate risk within the IT environment; (ii) implementing policies and procedures necessary to mitigate risk in the IT environment; (iii) initiating the process of centralizing the management of all of its IT systems and (iv) executing its existing IT general controls effectively.
Remediated

Inventory
Management implemented organizational enhancements to the inventory process, including (i) centralized management review of inventory count results for all retail and warehouse locations; (ii) formalized policies for inventory count procedures; (iii) training for all retail and warehouse personnel on inventory count procedures and (iv) validation of the completeness and accuracy of data utilized in inventory calculations.
Remediated

Wholesale Revenue
The Company implemented enhancements over wholesale revenue transactions, including (i) executive management oversight of wholesale transactions; (ii) ongoing training on revenue recognition accounting principles; (iii) technical accounting review of purchase and wholesale sales contracts and (iv) formalized revenue recognition and wholesale revenue transactions policies.
Remediated
Changes in Internal Control Over Financial Reporting
Other than the measures performed to remediate the previously identified material weaknesses above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUMMARY OF OUTSTANDING SHARE DATA
The Company had the following securities issued and outstanding as of March 5, 2024:

Securities	Number of Shares
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	642,543,464
Restricted Share Units	7,742,600
Stock Options	27,705,855
FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses and long-term debt. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2023 and 2022, is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.
The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which was June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued the Bloom Notes, under which $107.5 million and $160.0 million aggregate principal amount remain outstanding as of December 31, 2023 and 2022. Refer to “Financial Condition, Liquidity and Capital Resources – Liquidity and Capital Resources – Recent Financings – Bloom Notes” above for more information on the Bloom Notes
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of December 31, 2023 and 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.
REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS
In accordance with Staff Notice 51-352, below is a discussion of the current U.S. federal and U.S. state-level regulatory framework applicable to the cannabis industry in the states in which the Company and its affiliates operate.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, along with any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations, will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.
In the U.S., the Company is involved in the cannabis industry where local state laws permit such activities. Currently, the Company is engaged in the cultivation, manufacture, processing, sale and distribution of cannabis. The Company holds licenses in the adult-use and/or medicinal cannabis marketplaces in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, and Utah, and has partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities, is over 95%.
U.S. Federal Overview
The Controlled Substances Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S. and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex, an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of THC, the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties and can be safely administered3.
The federal position is also not necessarily consistent with democratic approval of cannabis at the state level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, in the U.S. cannabis is largely regulated at the state and local level, U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 47 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use, with 24 states, the Northern Marian Island, Guam and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government has attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
1 21 U.S.C. 812(b)(1).
2 Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, the Company uses cannabis and marijuana interchangeably.
3 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

Until 2018, the federal government provided guidance to federal law enforcement agencies regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some forms have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that its principals and management are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing, or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment was most recently renewed on January 19, 2024. The Continuing Resolution will remain in effect through March 8, 2024. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services (“HHS”) and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. On August 29, 2023, HHS and FDA issued a recommendation that the DEA reschedule marijuana from its current status in Schedule I to Schedule III of the CSA. The recommendation detailed the grounds for the agency’s conclusion that it no longer considered marijuana a drug with no potential medical use and high potential for abuse-the criteria for inclusion on Schedule I. In particular, HHS found that there is scientific support for therapeutic uses of marijuana, including treatment of anorexia, pain, and nausea and vomiting related to chemotherapy. Furthermore, while marijuana presents risk of abuse and public health threat, its potential for abuse, and the negative outcomes from abuse, are significantly less than other scheduled drugs, as well as for alcohol. It is unclear when the DEA will complete its review of the HHS/FDA recommendation, nor is it clear whether the review will result in any change in the scheduling of marijuana under the CSA.
On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the HHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy and the impact of cannabis on adolescent brain development.
Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, the Company anticipates that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.
The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY), along with Cory Booker (D-NJ) and Ron Wyden (D-OR), when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from

Schedule I of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.
The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (“DEA”) to the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the Bureau of Alcohol Tobacco Firearms and Explosives (“ATF”).
The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability and reduced cost of capital.
The CAOA failed to pass the 117th Congress.
Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives, would have decriminalized and de-scheduled cannabis from the CSA, provided for reinvestment in certain persons adversely impacted by the “War on Drugs” and provided for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on December 4, 2020 and again on April 1, 2022 but was not taken up in the Senate before the end of the 117th Congress. On September 20, 2023, the MORE Act was reintroduced into the House of Representatives.
There can be no assurance that the CAOA, the MORE Act, or similar comprehensive legislation that would de-schedule and decriminalize cannabis will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company operates or that such legislation will otherwise be favorable the Company and its business.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and, possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.Requesting from state licensing and enforcement authorities’ available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance. The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions. In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has been introduced and has passed the U.S. House of Representatives on seven separate occasions since 2019, either as a standalone bill or attached to other legislation, including most recently in 2022 with the America Competes Act which passed the House of Representatives on February 4, 2022, but the proposed bills either failed to pass through the Senate or the SAFE Banking Act provisions were ultimately removed from enacted legislation. Most recently, a slightly revised bill known as the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) was introduced in the Senate on September 21, 2023. The SAFER Banking Act bill was heard by the Senate Banking Committee and was adopted on September 27th by a notable bipartisan majority of 14-9. The bill has now been placed on the Senate legislative calendar under general orders and is awaiting a Senate floor vote. Once again, there can be no assurance of the content of any final proposed legislation or that such legislation is ever passed.

While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law. Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement. However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition, or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S. and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition and results of operations. See the “Risk Factors” section of the AIF for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on: (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution, because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the AIF for additional details. The Company’s business activities, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
On October 16, 2017, the TSX provided clarity provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to issuers with business activities in the cannabis sector, such as the Company. In TSX Staff Notice 2017-0009, the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies.

Following completion of the TSX Listing, the Company is now subject to the TSX Requirements and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States that could be deemed to violate applicable federal laws relating to cannabis. As a result of the TSX Listing, Curaleaf, Inc. and the Company is subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things, (i) Curaleaf Holdings, Inc. is prohibited from flowing any cash to Curaleaf, Inc. and any of its operations engaged in ongoing business activities that violate U.S. federal law regarding cannabis and (ii) Curaleaf, Inc. (including its subsidiaries and legal entities in which it has a controlling financial interest) are prohibited from flowing any cash to Curaleaf Holdings, Inc., whether by way of dividend or otherwise. Such restrictions may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which, in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Although the Company expects to be able to comply with the TSX Requirements following the TSX Listing, there is a risk that the Company’s interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in the denial of an application for certain approvals, such as to have additional securities listed on the TSX and could even lead to a delisting from the TSX, which could have a material adverse effect on the trading price of the Subordinate Voting Shares and could have a material adverse effect on the Company’s business, financial condition and results of operations.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS, as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities: (a) holds all applicable licenses to cultivate, manufacture, possess and/or distribute cannabis in each respective state and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. While the Company may be cited and fined by state regulators from time to time for failure to comply with cannabis regulations related to product labelling and testing, product potency, the use of banned additives and similar regulatory matter, the Company is not aware of any circumstances that are likely to result in regulatory actions that would have a material impact on its operations in any state.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements, and the Company engages in the regulatory and legislative process nationally and in every state in which the Company operates through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO collaborates with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.
The government relations department, consisting of two vice presidents, Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups and elected officials, in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.
Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives nearly 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the “Risk Factors” section of the AIF for further risk factors associated with the operations of the Company and the Company.
The U.S. States The Company Operates In, Their Legal Framework and How It Affects Our Business
The chart below depicts: (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.
Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.
All the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol (“CBG”).

The following table summarizes the domestic operations of the Company as of December 31, 2023:

Continuing Operations
State	Medicinal	Adult use		Processing	Cultivation	Square	Permitted Products
	Legalization	Legalization	Dispensaries	Facilities	Sites	Feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	3	3	193,300	X(1)	X	X	X(4)	X
CT	2012	2021	4	1	1	24,510	X(1)	X	X	—	X
FL	2014	—	61	2	2	386,110	X(1)	X	X	X	X
IL	2013	2019	10	1	1	104,418	X(2)	X	X	—	X(3)
MA	2012	2016	4	1	1	59,474	X(2)	X	X	X(5)	X
MD	2013	2023	4	1	1	30,982	X(1)	X	X	X	X
ME	1999	2019	4	1	1	79,926	X	X	X	—	X
MO	2018	2022	—	1	—	—	—	—	X	—	—
ND	2016	—	4	1	1	16,500	X(2)	X	X	X(5)	X
NJ	2010	2020	3	1	1	61,000	X(1)	X	X	X	X
NV	2013	2016	7	3	1	33,866	—	—	X	—	—
NY	2014	2021	4	1	1	110,496	X(1)	X	X	X(5)	X(3)
OH	2016	—	2	1	1 Level 1	20,100	X	—	X	X(3)	X
PA	2016	—	18	2	2	131,500	X(1)	X	X	X	X
UT	2018	—	4	1	1	67,500	X(2)	—	X	—	—
			145	24	18	1,319,682

Discontinued Operations
	Medicinal	Adult-use		Processing	Cultivation	Square	Permitted Products
State	Legalization	Legalization	Dispensaries	Facilities	Sites	Feet	Oil	Edibles	Flower	Delivery	Wholesale
CA	1996	2016	—	2	—	—	X(2)	X	X	X	X
KY	—	—	—	1(6)	—	—	—	—	—	—	—
MI	2008	2018	3	—	—	—	X(1)	X	X	X	—
OR	1998	2014	1	1	1	37,000	X(1)	X	X	X	X
			4	4	10	37,000

(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical only
(5)	Permitted but Curaleaf dispensaries are not currently participating in home delivery
(6)	Manufacturing and distribution of hemp-derived products, such as CBD and CBG
Arizona
Arizona Licensing Scheme
Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and off-site processing and cultivation locations can be jointly used by marijuana establishments. As of December 31, 2023, there were 168 operating dispensaries.
Arizona Medical Patient Requirements
For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, post-traumatic stress disorder (“PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and seizures, including from epilepsy.
Arizona Recent and Proposed Legislation

Some of the recently proposed legislation currently under review in Arizona includes: HB2770: Marijuana; Interstate Agreements; Delivery, which would allow for the Governor to enter into agreements with other states for the purpose of the interstate sale of marijuana between the states upon a change in federal law permitting the same; SB1262: Marijuana; Social Equity Licenses; Enforcement, which would create a new legal pathway for social equity licensees to report so-called predatory financial agreements, and let the state attorney general’s office investigate and prosecute some of the companies that now control many of the permits; and HB2301: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana.
Connecticut
Connecticut Licensing Scheme

The Connecticut Department of Consumer Protection (the “DCP”) is responsible for licensing and regulating both medical and adult-use cannabis establishments in Connecticut. The market is divided in five overarching categories of licenses: retail, cultivation, manufacturing, delivery, and individual licenses and registrations. There are 14 different cannabis license types and registrations issued by the DCP that fall into such categories. As of December 31, 2023, there were 21 medical dispensaries and the DCP had approved 25 provisional adult use retail licenses. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.
Connecticut Medical Patient Requirements
For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson’s Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn’s Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment, and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.
Connecticut Recent and Proposed Legislation
Effective July 1, 2021, adult-use was legalized in Connecticut. Applications for licenses became available on February 3, 2022. Each municipality must approve zoning to allow for cannabis establishments including retailers and micro-cultivators. Municipalities also have the authority to establish restrictions, make zoning updates and collect certain tax. The provisional license does not allow an adult-use cannabis establishment to commence operations until all final license requirements are met. Retail sales of adult-use cannabis commenced in Connecticut on January 10, 2023. More recent legislation enacted last year, among other things, defined edible cannabis product, established off-site event permits for retailers and hybrid retailers of adult-use cannabis and required the Commissioner of Consumer Protection to adopt certain regulations concerning cannabis labeling and packaging.
Florida
Florida Licensing Scheme
Florida’s licensing body is the Department of Health Office of Medical Marijuana Use (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.
Florida Medical Patient Requirements
For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification and chronic non-malignant pain.
Florida Recent and Proposed Legislation
Last year, legislation was enacted that requires qualified physicians to perform in-person physical patient examinations before issuing initial physician certifications for the medical use of marijuana, authorizes such qualified physicians to perform patient examinations and evaluations through telehealth for renewals of physician certifications for the medical use of marijuana under certain circumstances.
Illinois
Illinois Licensing Scheme
Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (“IDFPR”) for retail and Illinois Department of Agriculture for cultivation/processing. The main classes of licenses include retail, cultivation, craft growers, infusers and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of December 31, 2023, there were 177 adult use operational dispensaries.
Illinois Medical Patient Requirements
For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury and patients with valid opioid prescriptions.
Illinois Recent and Proposed Legislation
In June 2019, Illinois legalized adult-use cannabis pursuant to the Cannabis Regulation and Tax Act (the “IL Act”). The IL Act authorizes IDFPR to issue up to 75 Conditional Adult-Use Dispensing Organization licenses before May 1, 2020 and an additional 110 conditional licenses during 2021. No person may hold a financial interest in more than 10 dispensing organizations. On September 3, 2021, the IDFPR announced the results of the lotteries to award 185 conditional adult-use dispensing licenses. On June 23, 2022, a corrective lottery was conducted for up to 75 additional licenses. Last year, legislation was enacted amending the Cannabis Regulation and Tax Act, to provide among other things that a craft grower may contain up to 14,000 square feet of canopy space on its premises for plants in the flowering state.
Maine
Maine Licensing Scheme
Maine’s licensing body is the Department of Administrative and Financial Services Office of Cannabis Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation, and manufacturing. Licensees may obtain licenses in each license type. As of December 31, 2023, there were 217 adult use dispensaries in operation.
Maine Medical Patient Requirements
For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.
Maine Recent and Proposed Legislation
Legislation enacted last year defined the term cannabis paraphernalia for purposes of the State Medical Use of Cannabis Act and the Cannabis Legalization Act, permits a caregiver to sell or provide cannabis paraphernalia to a qualifying patient for the patient’s medical use of cannabis and provides that the medical use of cannabis does not permit any person to sell, offer to sell or furnish any products containing tobacco, nicotine or synthetic nicotine to any person without first obtaining a retail tobacco license. In addition, legislation enacted last year required implementation of a seed to sale tracking for cannabis plants, adult use cannabis and adult use cannabis products.
Maryland
Maryland Licensing Scheme
Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory and ancillary business. Each issued license is associated with one facility. As of December 31, 2023, there were 101 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.
Maryland Medical Patient Requirements
For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.
Maryland Recent and Proposed Legislation
On November 8, 2022, Maryland voters, through a public ballot initiative, approved the legalization of adult-use cannabis. On July 1, 2023, the purchase and possession of cannabis for personal adult use became legal in Maryland for adults 21 and older. Other legislation enacted last year renamed the Alcohol and Tobacco Commission to be the Alcohol, Tobacco and Cannabis Commission; established the Maryland Cannabis Administration as an independent unit of State government and established a regulatory and licensing system for adult-use cannabis under the Administration, including imposition of a sales and use tax on the sale of adult-use cannabis; in addition, the Administration is required to establish and maintain a State cannabis testing laboratory.
Massachusetts
Massachusetts Licensing Scheme

Massachusetts’ licensing body for medical and adult-use is the Cannabis Control Commission. Massachusetts’ medical market includes the licensing of Medical Treatment Centers (“MTCs”), vertically integrated businesses that cultivate, process, and retails their own marijuana and marijuana products for medical use. The adult use market is divided into the following types of licenses: retail, cultivation, product manufacturer, testing laboratory, transporter, courier, research, social consumption establishments, microbusinesses, and delivery. As of December 31, 2023, there were 306 operational MTCs. No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three MTCs.

Massachusetts Medical Patient Requirements
For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn’s disease, Parkinson’s disease and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient’s healthcare provider.
Missouri
Missouri Licensing Scheme
Missouri’s licensing body is the Missouri Department of Health and Senior Services (“DHSS”). The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, testing facility, and microbusiness. As of December 31, 2023, there were 203 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Any owner may not be an owner in more than ten percent of the total number of comprehensive and medical licenses, within a facility type.
Missouri Medical Patient Requirements
For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia and wasting syndrome.
Missouri Recent and Proposed Legislation
On November 8, 2022, Missouri voters approved a constitutional amendment to allow for the legalization of adult use cannabis. Beginning December 8, 2022, existing medical license holders were permitted to apply to convert their existing medical license to a comprehensive facility license, permitting the license holder to participate in both the medical and adult use markets. DHSS must take action on all such applications within 60 days. The first adult-use retail sales commenced on February 23, 2023.
Nevada
Nevada Licensing Scheme
Nevada’s licensing body for medical and adult-use is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, product manufacturing, distribution, dispensary/retail, testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of December 31, 2023, there were 101 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.
Nevada Medical Patient Requirements
For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.
Nevada Recent and Proposed Legislation

Legislation enacted last year provides that the CCB has the power to, among other things, seize and destroy cannabis and cannabis products involved in unlicensed cannabis activities and commit resources and take action to address unlicensed cannabis activities, including, without limitation investigating and referring matters involving unlicensed cannabis activities to the appropriate State or local law enforcement agency. Other legislation enacted last year requires a cannabis establishment agent to verify the age of a consumer before selling cannabis or a cannabis product to the consumer, sets forth the method by which the age verification is required to be performed.
New Jersey
New Jersey Licensing Scheme

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. The medical market consists of licensed “alternative treatment centers” (“ATCs”), which are vertically integrated licenses that allow the holder to seek cultivation, manufacturing, or dispensing specific licensure. The adult use market consists of separate cultivation, manufacturing, wholesale, distributor, retail, and delivery licenses. Adult use licensees may integrate vertically and hold any combination of a cultivator license, a manufacturer license, a retailer license, and a delivery service license simultaneously or hold a wholesale and a distributor license simultaneously. All recreational license holders can have only one business in each class. There is no established limit on the number of cannabis business licenses available statewide. As of December 31, 2023, there were 23 operational medical dispensaries. Adult use sales began on April 21, 2022.
New Jersey Medical Patient Requirements
For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.
New Jersey Recent and Proposed Legislation
Legislation enacted last year provides that in the case of a taxpayer that is a cannabis licensee, there shall be allowed as a deduction an amount equal to any expenditure that is eligible to be claimed as a federal income tax deduction but is disallowed because cannabis is a controlled substance under federal law and income shall be determined without regard to section 280E of the Internal Revenue Code for cannabis licensees.
New York
New York Licensing Scheme

New York’s licensing body, the Cannabis Control Board (“CCB”) within the Office of Cannabis Management is responsible for regulating the new adult-use marijuana market as well as the existing medical marijuana and hemp cannabinoid programs. The CCB approves entities to operate as “registered organizations,” which are vertically integrated and permit the entity to operate one medical cultivation/processing facility and up to four medical dispensaries. The CCB also issues adult use licenses, including cultivation, processing, distributing, retail, and microbusiness licenses. To date, there are 40 operational registered organization dispensary locations and 75 adult use cannabis dispensaries across New York State.
New York Medical Patient Requirements
On January 24, 2022, the OCM announced the launch of a new Medical Cannabis Program certification and registration system expanding the existing medical cannabis program. Moving forward, the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis.
New York Recent and Proposed Legislation
On November 21, 2022, the CCB released draft regulations implementing the adult-use cannabis program. Among these regulations were specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult-use market. The draft regulations were published in the New York State Register on June 14th, 2023. The regulations were approved by the Cannabis Control Board on September 12th, 2023.

North Dakota
North Dakota Licensing Scheme

The licensing body is the North Dakota Department of Health and Human Services. The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility. State law only permits the licensing of up to 2 manufacturing facilities, and no more than 8 dispensaries, unless the DHHS determines additional licenses are necessary. All licenses have been awarded at this time.
The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. Additional subcategories of cultivation only and manufacturing licenses only were established in October 2022. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.
North Dakota Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer’s disease or related dementia; Crohn’s disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.
North Dakota Recent and Proposed Legislation
On November 8, 2022, North Dakota voters rejected an adult-use program via initiated ballot measure.
Ohio
Ohio Licensing Scheme

As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two offices: (a) the Division of Cannabis Control (“DCC”) within the Ohio Department of Commerce oversees the registration of patients and caregivers, and licenses medical cultivators, processors, dispensaries, and testing laboratories; and (b) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical cannabis and approving qualifying conditions. The DCC will also oversee the licensing and regulation of the adult-use cannabis program as well. The medical market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of December 31, 2023, there were 120 dispensaries with certificates of operation.
Ohio Medical Patient Requirements
For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.
Ohio Recent and proposed Legislation

Ohio became the 24th state to legalize adult-use cannabis when voters approved Issue 2 in November of 2023. Legal possession of marijuana and home-grow cultivation became legal effective December 7, 2023. The first set of proposed rules for adult-use license applications were published on January 29, 2024. The initial applications for licenses will be available by June 7, 2024, and provisional licenses will be granted by September 7, 2024.

Pennsylvania
Pennsylvania Licensing Scheme
Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A pharmacist is required to be available for all dispensaries and as of December 31, 2023, there were 177 operational dispensaries and 33 operational grower/processors.
Pennsylvania Medical Patient Requirements
For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn’s disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington’s disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson’s disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; terminal illness; and Tourette’s syndrome.
Pennsylvania Recent and Proposed Legislation
Legislation enacted last year impacts which grower-processors may also hold dispensary licenses. Under prior state law, no more than five of the state’s 25 grower-processor license holders could also hold dispensary licenses. Others were required to sell their products to a licensed dispensary, which in turn can sell products to patients. Under the enacted legislation, all 10 of the state’s independent grower-processors may receive a dispensary permit that would allow them to operate up to three retail locations. And all independent dispensaries would be eligible to grow and process marijuana products.
Utah
Utah Licensing Scheme

As of January 1, 2024, Utah’s medical only market is overseen by the Utah Department of Agriculture (“DOA”). In addition to the DOA’s licensing of pharmacies (retail) and couriers, the newly established Cannabis Production Establishment Licensing Advisory Board within the DOA also regulates cannabis cultivation and processing licenses. There are currently no new pharmacy or cultivation licenses available, but Utah does not restrict the number of processing licenses available within the state. Licensees are permitted to hold multiple types of licenses, but licenses are not transferable or assignable, though changes of ownership of less than 50% are permitted without the need to apply for a new license.
Utah Medical Patient Requirements
For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care; a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed, despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.

RISK FACTORS
A discussion of the risk factors to which Curaleaf is subject is presented in the section entitled “Risk Factors” of the Company’s AIF, which section is incorporated by reference herein. The AIF is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under the Company’s profile.
The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should carefully evaluate the following risk factors associated with the Company’s securities described in the AIF, along with the risk factors described elsewhere in this MD&A.